10/23

82- SUBMISSIONS FACING SHEET

02055738

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Posadas

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3274 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 11/5/02

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.
TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (52) 5-540-9600
FACSIMILE: (52) 5-540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

October 5, 2002

AR/S
12-31-01

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English translation of the quarterly financial report for the First Quarter of 2002 provided to the Mexican Stock Exchange *(Bolsa Mexicana de Valores)* (the "BMV").

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English translation of the quarterly financial report for the Second Quarter of 2002 provided to the BMV.

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A) and (iii), an English translation of the Summons to the General Ordinary and Extraordinary Shareholder's Meetings and to the Special Shareholder's Meeting held on April 25, 2002, published in the Newspaper "Excelsior" on April 9, 2002.

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), a summary of the information regarding the Annual Report submitted to the National Banking and Securities Commission (the "CNBV") and to the BMV according to Rule 11-33 of the CNBV, and made public by the BMV through Internet.

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), a summary of the report on compliance with the Best Corporate Practices Code submitted to the CNBV and to the BMV according to Rule 11-33 of the CNBV, and made public by the BMV through Internet.

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), the following information that was made public to investors through EMISNET, an electronic financial information system established by the BMV:

1. Information regarding sale of shares, dated February 4, 2002.
2. Information regarding payment of Euro-Notes, dated February 13, 2002.
3. Information regarding debt issuance of Stock Exchange Certificates *(Certificados Bursátiles)*, dated February 21, 2002.
4. Information regarding second quarter 2002 results, dated July 30, 2002.

G. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B), (C) and (iii), English translations and summaries of the annual information for 2001 provided by the Company to the CNBV and to the BMV, as detailed on the list entitled "Annual Information provided to the CNBV and to the BMV" attached hereto as **Annex I**.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** Quarter: **1** Year: **2002**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**8,952,137**	**100**	**9,240,191**	**100**
2	**CURRENT ASSETS**	**976,901**	**11**	**1,102,743**	**12**
3	CASH AND SHORT-TERM INVESTMENTS	172,291	2	252,258	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	396,674	4	404,453	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	356,368	4	398,232	4
7	OTHER CURRENT ASSETS	51,568	1	47,800	1
8	**LONG-TERM**	**233,957**	**3**	**161,892**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	58,641	1	48,960	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	39,461	0	51,949	1
11	OTHER INVESTMENTS	135,855	2	60,983	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**6,994,868**	**78**	**7,248,441**	**78**
13	PROPERTY	8,084,542	90	8,083,496	87
14	MACHINERY AND INDUSTRIAL	1,365,252	15	1,367,647	15
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,526,938	28	2,469,040	27
17	CONSTRUCTION IN PROGRESS	72,012	1	266,338	3
18	**DEFERRED ASSETS (NET)**	**746,411**	**8**	**727,115**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,310,877**	**100**	**5,322,649**	**100**
21	**CURRENT LIABILITIES**	**1,300,319**	**24**	**1,770,293**	**33**
22	SUPPLIERS	280,635	5	217,398	4
23	BANK LOANS	587,694	11	562,381	11
24	STOCK MARKET LOANS	199,795	4	695,498	13
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	232,195	4	295,016	6
27	**LONG-TERM LIABILITIES**	**2,715,404**	**51**	**2,501,755**	**47**
28	BANK LOANS	2,255,404	42	2,501,755	47
29	STOCK MARKET LOANS	460,000	9	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,183,978**	**22**	**967,245**	**18**
32	**OTHER LIABILITIES**	**111,176**	**2**	**83,356**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,641,260**	**100**	**3,917,542**	**100**
34	**MINORITY INTEREST**	**1,071,844**	**29**	**1,148,304**	**29**
35	**MAJORITY INTEREST**	**2,569,416**	**71**	**2,769,238**	**71**
36	**CONTRIBUTED CAPITAL**	**2,076,789**	**57**	**2,185,262**	**56**
37	PAID-IN CAPITAL STOCK (NOMINAL)	494,886	14	495,641	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,234,747	34	1,269,924	32
39	PREMIUM ON SALES OF SHARES	206,155	6	224,231	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	4	195,466	5
41	**CAPITAL INCREASE (DECREASE)**	**492,627**	**14**	**583,976**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,178,894	32	1,234,985	32
43	REPURCHASE FUND OF SHARES	107,569	3	136,118	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(886,046)	(24)	(880,067)	(22)
45	NET INCOME FOR THE YEAR	92,210	3	92,940	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**172,291**	**100**	**252,258**	**100**
46	CASH	53,903	31	56,800	23
47	SHORT-TERM INVESTMENTS	118,388	69	195,458	77
18	**DEFERRED ASSETS (NET)**	**746,411**	**100**	**727,115**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	229,321	31	251,705	35
49	GOODWILL	99,738	13	113,248	16
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	417,352	56	362,162	50
21	**CURRENT LIABILITIES**	**1,300,319**	**100**	**1,770,293**	**100**
52	FOREING CURRENCY LIABILITIES	677,963	52	1,257,037	71
53	MEXICAN PESOS LIABILITIES	622,356	48	513,256	29
24	**STOCK MARKET LOANS**	**199,795**	**100**	**695,498**	**100**
54	COMMERCIAL PAPER	199,795	100	695,498	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**232,195**	**100**	**295,016**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	232,195	100	295,016	100
27	**LONG-TERM LIABILITIES**	**2,715,404**	**100**	**2,501,755**	**100**
59	FOREING CURRENCY LIABILITIES	1,949,756	72	2,128,216	85
60	MEXICAN PESOS LIABILITIES	765,648	28	373,539	15
29	**STOCK MARKET LOANS**	**460,000**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	460,000	100	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,183,978**	**100**	**967,245**	**100**
65	NEGATIVE GOODWILL	16,550	1	40,574	4
66	DEFERRED TAXES	1,159,690	98	919,601	95
67	OTHERS	7,738	1	7,070	1
32	**OTHER LIABILITIES**	**111,176**	**100**	**83,356**	**100**
68	RESERVES	111,176	100	83,356	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(886,046)**	**100**	**(880,067)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,811,208)	(543)	(4,683,228)	(532)
71	INCOME FROM NON-MONETARY POSITION ASSETS	3,925,162	443	3,803,161	432

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(323,418)	(667,550)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	224	218
75	EMPLOYERS (*)	2,712	2,513
76	WORKERS (*)	3,271	3,097
77	CIRCULATION SHARES (*)	498,962,889	499,561,731
78	REPURCHASED SHARES (*)	1,245,185	646,343

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**1,008,204**	**100**	**1,026,091**	**100**
2	COST OF SALES	719,824	71	693,639	68
3	**GROSS INCOME**	**288,380**	**29**	**332,452**	**32**
4	OPERATING	93,196	9	86,960	8
5	**OPERATING INCOME**	**195,184**	**19**	**245,492**	**24**
6	TOTAL FINANCING COST	40,884	4	68,058	7
7	**INCOME AFTER FINANCING COST**	**154,300**	**15**	**177,434**	**17**
8	OTHER FINANCIAL OPERATIONS	(14,640)	(1)	7,237	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**168,940**	**17**	**170,197**	**17**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	66,251	7	56,635	6
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**102,689**	**10**	**113,562**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	656	0	312	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**103,345**	**10**	**113,874**	**11**
14	INCOME OF DISCONTINUOUS OPERATIONS	646	0	604	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**102,699**	**10**	**113,270**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**102,699**	**10**	**113,270**	**11**
19	NET INCOME OF MINORITY INTEREST	10,489	1	20,330	2
20	**NET INCOME OF MAJORITY INTEREST**	**92,210**	**9**	**92,940**	**9**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,008,204**	**100**	**1,026,091**	**100**
21	DOMESTIC	878,188	87	872,891	85
22	FOREIGN	130,016	13	153,200	15
23	TRANSLATED INTO DOLLARS (***)	14,421	1	16,992	2
6	**TOTAL FINANCING COST**	**40,884**	**100**	**68,058**	**100**
24	INTEREST PAID	73,514	180	120,153	177
25	EXCHANGE LOSSES	17,091	42	1,897	3
26	INTEREST EARNED	1,317	3	3,215	5
27	EXCHANGE PROFITS	18,507	45	15,179	22
28	GAIN DUE TO MONETARY POSITION	(29,897)	(73)	(35,598)	(52)
8	**OTHER FINANCIAL OPERATIONS**	**(14,640)**	**100**	**7,237**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(14,640)	(100)	7,237	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**66,251**	**100**	**56,635**	**100**
32	INCOME TAX	11,480	17	17,310	31
33	DEFERED INCOME TAX	54,771	83	39,325	69
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
QUARTER: 1 YEAR 2002

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,020,136	1,038,221
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,590,770	3,853,461
39	OPERATION INCOME (**)	577,441	728,717
40	NET INCOME OF MAYORITY INTEREST(**)	91,467	30,691
41	NET CONSOLIDATED INCOME (**)	112,875	65,910

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**102,699**	**113,270**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	68,551	61,054
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**171,250**	**174,324**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(58,845)	(122,769)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**112,405**	**51,555**
6	CASH FLOW FROM EXTERNAL FINANCING	(14,365)	(11,475)
7	CASH FLOW FROM INTERNAL FINANCING	1,571	(34,901)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(12,794)**	**(46,376)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(80,743)**	**31,663**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	18,868	36,842
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	153,423	215,416
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	172,291	252,258

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**68,551**	**61,054**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	74,357	68,730
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(2,315)	(13,041)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(29,595)	(36,007)
17	+ (-) OTHER ITEMS	26,104	41,372
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(58,845)**	**(122,769)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(57,394)	(24,850)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(426)	749
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(18,285)	(15,592)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	37,242	4,744
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(19,982)	(87,820)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(14,365)**	**(11,475)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,075,535	802,286
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,089,900)	(813,761)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,571**	**(34,901)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	1,571	(4,079)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(30,822)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(80,743)**	**31,663**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(13,638)	10,060
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(29,393)	(8,729)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	17,476	(37,478)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(55,188)	67,810

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	10.19 %	11.04 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	3.56 %	1.11 %
3	NET INCOME TO TOTAL ASSETS (**)	1.26 %	0.71 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	29.11 %	31.43 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.40 times	0.42 times
7	NET SALES TO FIXED ASSETS (**)	0.51 times	0.53 times
8	INVENTORIES ROTATION (**)	7.43 times	7.03 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	31 days	31 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.33 %	13.58 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.33 %	57.60 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.46 times	1.36 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.48 %	63.60 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.82 %	34.51 %
15	OPERATING INCOME TO INTEREST PAID	2.66 times	2.04 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.68 times	0.72 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.75 times	0.62 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.48 times	0.40 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.18 times	0.21 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.25 %	14.25 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	16.99 %	16.99 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.84) %	(11.96) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.53 times	0.43 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	112.28 %	24.74 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(12.28) %	75.26 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	36.40 %	(27.57)

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.18	$ 0.06
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.16	$ 1.48
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.15	$ 0.01
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.15	$ 5.54
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.36 times	1.35 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	38.89 times	125.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMEN OF INVESTMENT UNITS, AMOUNTING IN MARCH 2002 TO PS $2,023 AND TO MARCH 2001 TO PS $2,992

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Results for the first quarter of 2002 reflect the recessionary economic environment that still prevails throughout the country. It is estimated that the Gross Domestic Product will fall by 1% in the first quarter, compared with an advance of 2% in the same period last year. To these factors we must add the average appreciation of 5% in the value of the peso, measured quarter on quarter, a situation that principally affects our coastal properties, since their rates are denominated in dollars.

Despite all this, it has been satisfactory for Posadas to witness and take part in the recovery experienced by the travel industry following the events of September 11th. Simultaneously to this recovery, the Company has been undertaking a number of significant efforts to improve its cost structure and debt profile, in addition to redefining a more aggressive sales force to enable it to keep up its expansion plans in both Mexico and Brazil.

Total Revenue
The Company's total revenues decreased by 1.7% during the quarter, compared to the same period last year. This fall is explained by the decrease in 7 percentage points (pp) in chain-wide occupancy rates, as a result of the above mentioned economic recession both in Mexico and in the United States, and the impact of September 11th. However, the decrease in the hotel business was partially offset by the inclusion this quarter of the Vacation Club Cancun business unit within the Other Businesses division.

EBITDA
The overall drop in revenues had a direct effect on the EBITDA. This indicator decreased by 14% in peso terms and 7% in dollar terms when compared against the first quarter 2001, the best quarter in the Company's history. This drop of 7% in dollar terms actually reflects the recovery that the sector has experienced, taking into account that in the fourth quarter 2001 the EBITDA fall had reached 16% against the same quarter of the previous year. Ultimately, EBITDA turned out to be better than what the Company had anticipated, especially when compared to the first quarter of 2001, as the aforementioned recovery -particularly at coastal properties-has been faster than expected.

Owned Hotels
The operational variables applicable to coastal properties are still dragging the impact of September 11th. The good news is that during the first quarter, the Company started to once again experience those factors that were contributing to the good performance of these properties and which had been lost in the wake of the terrorist attacks: frequency of commercial and charters flights, especially to destinations such as Cancun and Los Cabos; the recovery of consumer confidence among American people, as well as the disappearance of the fear of flying; and the reappearance of reservations by important groups and conventions that had been postponed or cancelled.

Regarding urban hotels in Mexico, the economic recession experienced during the first quarter was once again reflected in a lower demand, especially by the business travel segment. Just as it has happened in previous quarters, the greatest impact was observed in properties located in cities whose economic activity is highly dependent on export activities, such as Saltillo and Chihuahua, and those with automobile industry activity like Hermosillo and

Toluca.

In addition, the drop in occupancy rates of 6 pp against the first quarter of 2001 in urban properties is partially attributed to seasonal factors. That is, the Holy Week holiday period this year occurred during the last two weeks of March, (considering also the week of March 21st, a national holiday), while the same holiday period last year occurred in the second quarter.

Finally, room supply in such cities as Leon, Hermosillo, Saltillo and Monterrey has grown over the past year above the prevailing demand. Nevertheless, Posadas maintains its leadership and continues to expand its market penetration in those cities.

Management

Revenues from this division are closely linked to the overall performance of the chain's hotel properties. That is why the factors mentioned in the owned hotels section caused a decrease of 22% in the management division's revenues during the quarter. This reduction was caused principally by a drop of 33% during the quarter in revenues from fees and incentives in the resorts division. It is important to point out that this division also was impacted by the peso overvaluation, since the process of estimating the fees (from revenues and GOP) that this division earns as revenues is reduced in peso terms, particularly in the case of coastal properties.

On the contrary, the commission-based revenues derived from group sales, particularly to American groups and conventions, have significantly increased when compared to the 4th quarter of last year. This rise is linked to the recovery in coastal hotels mentioned before.

Integral Cost of Financing

Integral cost of financing decreased 39.9% to Ps. 40.9 M. This is mainly a result of lower domestic and international interest rates, as the well as the fact that the Company has not incurred in any additional debt, while maintaining an optimal debt mix (70% dollars, 30% pesos). Therefore, the interest coverage ratio went from 2.3 x in December 2001 to 2.4 x at the end of March 2002.

Debt Profile

On February 13, 2002, the Company fully paid an Eurobond issue outstanding since 1997 for a total amount of US $50 M. Such amortization was principally refinanced through a 7- year loan from Bancomext for US $43.8 M. This loan had been secured back in October 2001, at an interest rate of LIBOR + 4.

In addition, on February 21, 2002, the Company issued Ps. 300 M worth of four-year debt certificates, at an interest rate of Cetes + 3.5%. This issue was under the Ps. 1,000 M debt certificates program which Grupo Posadas established at the end of 2001. The funds were used to refinance short-term debt. To date, a total of Ps. 500 M have been issued under this program.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Posadas | Quarter: 1 | Year: 2002
Grupo Posadas, S.A. de C.V.

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

Non-consolidated
Final Printing

SUMMARY OF MAIN ACCOUNTING PRINCIPLES
Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fee, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statements from or through the transactions are carried out, expressed in currency with purchasing power as of yearend.

Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statements of income.

Translation of foreign subsidiaries

The financial statements of foreign subsidiaries whose operations are independent, have been restated using the inflation of the corresponding country and are translated into Mexican pesos at the exchange rate effective as of the latest yearend. With this, comparable information is obtained considering the functional currencies of each of the countries in which the Company operates.

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation in the financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period end in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities

These are primarily money market accounts valued at market value.

Inventories and operation costs

Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Real estate inventory and real estate development

Up to March 31, 2002, inventory and real estate development, which consisted of land, villas and residential lots for sale and docks located in Ixtapa, Guerrero, were valued at their historical cost, including taxes on properties and costs incurred during the development and construction period.

The sale process of the assets of this business is estimated to conclude during 2002, when the sale, divestiture or suspension of activities options of the legal entities engaged in this segment will be evaluated.

The intervals of the Vacation Club recorded as long-term correspond to the cost of the building of the Fiesta Americana Cancun Hotel which is being remodeled to provide Vacation Club services.

As of March 31, 2002, real estate inventory and real estate development consists in the following:

Real estate inventory

Land	$ 209,879
Villas	10,158
Residential hotels	15,871
Intervals of the vacation club	95,094
Hotels inventory	25,366
	$ 356,368

Real estate development

Intervals of the vacation club	$ 135,855

Long-term investments

Long-term investments where the Company does not have significant influence are valued at cost of acquisition, and are restated base on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Long-term investments where the Company has significant influence are recorded under the equity method recognizing the participation in the results of associated companies.

Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI, Depreciation is calculated using the straight-line method; based on the economic useful lives and residual values determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits.

The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders' equity restatement

Stockholders' equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.

The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding nonmonetary assets of prior tear and their corresponding restatement.

Recognition of revenue

Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation are recognized when the contract is formalized and the corresponding down payments is collected.

Restatement of revenues, costs and expenses

Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost

This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.

The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

The Company follows the practice of capitalizing, in addition to the restated cost, the comprehensive financing cost incurred in major remodeling of hotels and the construction stage of new hotels in which it has a majority participation. The amounts capitalized are restated annually based on factors derived from the NCPI and are recorded in the statement of income based on the useful lives of the assets.

Other related businesses

Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share

Majority income per share is determined by dividing the majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position

Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments

The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

Deferred taxes

As of March 31, 2002, the Deferred Income Tax amounts to $(722,504) for the net worth capital. This amount is registered in line s42 of the financial position statement.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,250,295	3,201,828
2 POSADAS DE MEXICO, S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	717,168
3 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	301,019
4 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	221,357
5 FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	166,110
6 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,268	107,311
7 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	77,499
8 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	21,000	31,402
9 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	8,603
10 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	300
11 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	9,060
12 HOTELERA PANAMERICANA, S.A. DE C.V.	ADMINISTRATIVE SERVICES	1	99.99	1,209	9,169
13 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	9	1	0.00	194,922	35,932
TOTAL INVESTMENT IN SUBSIDIARIES				**3,062,395**	**4,886,758**
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	17,561
2 INMOBILIARIA FIESTA LA NORIA, S.A. DE C.V.	HOTEL OPERATIONS	58,496	20.00	14,586	11,305
3 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
4 RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	3,405
5 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	91
6 OTRAS ASOCIADAS (4) (No. DE ASOC.:)	2	1	0.00	0	2,358
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**18,489**	**39,461**
OTHER PERMANENT INVESTMENTS					**135,855**

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
TOTAL					5,062,074

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,043,089	419,476	1,623,613	4,725,482	1,463,924	4,885,171
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	25,480	13,613	11,867	11,195	7,988	15,074
OFFICE EQUIPMENT	734,162	246,558	487,604	488,988	288,434	688,158
COMPUTER EQUIPMENT	54,470	42,004	12,466	50,957	44,941	18,482
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,857,201**	**721,651**	**2,135,550**	**5,276,622**	**1,805,287**	**5,606,885**
NOT DEPRECIATION ASSETS						
GROUNDS	285,744	0	285,744	1,030,227	0	1,315,971
CONSTRUCTIONS IN PROCESS	63,350	0	63,350	8,662	0	72,012
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**349,094**	**0**	**349,094**	**1,038,889**	**0**	**1,387,983**
TOTAL	**3,206,295**	**721,651**	**2,484,644**	**6,315,511**	**1,805,287**	**6,994,868**

GRUP ISADAS, S.A. DE C.V.

QUART 1 YEAR: 2002

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
DEG	31/05/2005	8.25	0	0	0	0	0	0	0	0	0	4,549	4,549	4,549	4,549	2,354
INTERNATIONAL FINANCE CORP	31/07/2006	8.64	0	0	0	0	0	0	0	0	0	64,374	19,294	41,834	41,834	9,828
INTERNATIONAL FINANCE CORP	30/06/2012	5.92	0	0	0	0	0	0	0	0	0	0	23,726	23,726	23,726	154,222
BANCOMEXT	28/02/2009	5.66	0	0	0	56,507	56,507	236,827	56,507	169,521	0	0	0	0	0	0
BANCOMEXT	31/03/2008	6.20	0	0	0	29,702	29,702	29,702	29,702	57,305	0	0	0	0	0	0
BANCOMEXT	31/08/2009	7.82	0	0	0	8,114	8,114	8,114	8,114	14,726	0	0	0	0	0	0
BANCOMEXT	31/08/2005	6.87	0	0	0	18,934	18,934	18,934	9,467	0	0	0	0	0	0	0
BBVA BANCOMER			2,500	6,875	0	13,438	10,934	7,528	6,627	10,718	0	0	0	0	0	0
BANAMEX	31/08/2008	6.29	0	0	0	0	45,080	90,160	90,160	225,400	0	0	0	0	0	0
VARIOUS			38,325	298,773	0	4,122	4,122	4,122	1,030	0	0	26,169	9,827	9,827	9,828	151,492
OTHER FINANCIAL ENTITIES																
CALIFORNIA COMMERCE BANK	30/09/2002	6.56	0	0	0	0	0	0	0	0	0	45,080	90,160	0	0	0
BANCO ARABE ESPAÑOL	31/12/2003	2.56	0	0	0	0	0	0	0	0	0	23,180	23,180	0	0	0
VARIOUS			252,700	0	0	0	53,194	0	0	0	0	0	0	0	0	0
TOTAL BANKS			293,525	305,648	0	130,817	226,587	395,387	201,607	477,670	0	163,352	170,736	79,936	79,937	317,896
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BCP SECURITIES	31/08/2002	8.18	0	0	0	0	0	0	0	0	0	140,650	0	0	0	0
VALUE	28/02/2006	12.20	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
FINAMEX	31/12/2004		0	160,000	0	0	0	0	0	0	0	59,145	0	0	0	0
OTHERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	460,000	0	0	0	0	0	0	0	199,795	0	0	0	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
SERVICES SUPPLIERS			52,441	0	0	0	0	0	0	0	0	2,303	0	0	0	0
GOODS SUPPLIERS			205,837	0	0	0	0	0	0	0	0	20,054	0	0	0	0
OTHERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			258,278	0	0	0	0	0	0	0	0	22,357	0	0	0	0
OTHER CURRENT LIABILITIES			70,553	0	0	0	0	0	0	0	0	161,642	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			70,553	0	0	0	0	0	0	0	0	161,642	0	0	0	0
			622,356	765,648	0	130,817	226,587	395,387	201,607	477,670	0	547,146	170,736	79,936	79,937	317,896

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	25,184	227,059	0	0	227,059
TOTAL	**25,184**	**227,059**			**227,059**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	8,288	74,725	0	0	74,725
TOTAL	**8,288**	**74,725**			**74,725**
NET BALANCE	**16,896**	**152,334**			**152,334**
FOREING MONETARY POSITION					
TOTAL ASSETS	**96,230**	**867,611**	**99,277**	**895,081**	**1,762,692**
LIABILITIES POSITION	**279,181**	**2,517,094**	**70,524**	**635,848**	**3,152,942**
SHORT TERM LIABILITIES POSITION	62,926	567,338	14,068	126,837	694,175
LONG TERM LIABILITIES POSITION	216,255	1,949,756	56,456	509,011	2,458,767
NET BALANCE	**(182,951)**	**(1,649,483)**	**28,753**	**259,233**	**(1,390,250)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

NOTES

OBSERVACIONES

1) EXCHANGE RATE 1USD= 9.0160 MEXICAN PESOS
2) INCLUDES FOREIGN SUBSIDIARIES
3) REGARDING THE TRADE BALANCE IN FOREIGN EXCHANGE, WITHIN THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUT AS A GROUP, WE MUST RECORD THEM UNDER THE CONCEPT.

THIS AMOUNT (FOREIGN EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPECIFICALLY WITHING FOREIGN NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,346,533	3,792,944	2,446,411	0.92	22,507
FEBRUARY	1,353,728	3,862,791	2,509,063	0.00	(1,505)
MARCH	1,417,911	3,885,554	2,467,643	0.51	12,585
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(3,690)
OTHER	0	0	0	0.00	0
TOTAL					**29,897**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A., BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKEING INTO ACCOUNT THE INFLATION OF THE CORRESPONDING COUNTRY B-15.

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NON APLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CAESAR PARK HOTELS	GRAND TURISM HOTELS	518,057	58
FIESTA AMERICANA HOTELS	GRAND TURISM HOTELS AND FIVE STARS HOTELS	4,293,725	61
FIESTA INN HOTELS	FOUR STAR HOTELS "BUSSINESS CLASS"	1,235,682	58
HOLIDAY INN HOTELS	FOUR STAR HOTELS	177,919	80
THE EXPLOREAN HOTELS	"ADVENTURE" FIVE STARS HOTELS	117,791	18

NOTES

NOTES

CAESAR PARK HOTELS 2LOCATED IN BRAZIL AND 1 ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO.
FIESTA INN HOTELS, 14 LOCATED IN MEXICO.
HOLIDAY INN HOTELS, 5 LOCATED IN U.S.A..
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WICH THE COMPANY HOLDS MANAGEMENT CONTROL.

CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLICABLE					

NOTES

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				878,188		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
TOTAL				878,188			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				130,016		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
TOTAL				130,016			

NOTES

STOCK EXCHANGE CO POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 111,226,717

Number of shares Outstanding at the Date of the NFEA: — 500,208,074
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 112,743,502

Number of shares Outstanding at the Date of the NFEA: — 500,208,074
(Units)

STOCK EXCHANGE CO. **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	111,226,717
Number of shares Outstanding at the Date of the NFEA : (Units)	500,208,074

STOCK EXCHANGE CO POSADAS

QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **GRUPO POSADAS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,177,677		390,177,677		386,101	
L		0	108,785,212			108,785,212	108,785	
TOTAL			**498,962,889**	**0**	**390,177,677**	**108,785,212**	**494,886**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
498,962,889
SHARES PROPORTION BY :

CPO'S : 9.49% SERIE A
UNITS : 0
ADRS's : 0.40% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	1,083,542	5.61499	7.00000
L	161,643	6.10632	5.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE-PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
ADMINISTRATIVE DIRECTOR

MEXICO, D.F., AT MAY 9 OF 2002

English Translation

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	CHIEF FINANCIAL OFFICER
NAME:	MANUEL BORJA CHCIO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	DIRECTOR OF LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS

TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

Quarter: 2 Year: **2002**

(B)

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**9,023,888**	**100**	**9,270,574**	**100**
2	**CURRENT ASSETS**	**1,002,957**	**11**	**1,043,271**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	196,803	2	200,280	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	403,317	4	353,342	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	346,358	4	440,253	5
7	OTHER CURRENT ASSETS	56,479	1	49,396	1
8	**LONG-TERM**	**260,931**	**3**	**199,497**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	85,801	1	85,846	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	39,275	0	52,604	1
11	OTHER INVESTMENTS	135,855	2	61,047	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**7,002,727**	**78**	**7,258,031**	**78**
13	PROPERTY	8,164,973	90	8,102,032	87
14	MACHINERY AND INDUSTRIAL	1,393,530	15	1,400,801	15
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,615,397	29	2,532,549	27
17	CONSTRUCTION IN PROGRESS	59,621	1	287,747	3
18	**DEFERRED ASSETS (NET)**	**757,273**	**8**	**769,775**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,464,006**	**100**	**5,268,485**	**100**
21	**CURRENT LIABILITIES**	**1,235,178**	**23**	**1,717,037**	**33**
22	SUPPLIERS	220,721	4	221,223	4
23	BANK LOANS	628,906	12	381,875	7
24	STOCK MARKET LOANS	99,568	2	870,979	17
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	285,983	5	242,960	5
27	**LONG-TERM LIABILITIES**	**3,021,562**	**55**	**2,424,462**	**46**
28	BANK LOANS	2,561,562	47	2,424,462	46
29	STOCK MARKET LOANS	460,000	8	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,127,913**	**21**	**1,051,144**	**20**
32	**OTHER LIABILITIES**	**79,353**	**1**	**75,842**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,559,882**	**100**	**4,002,089**	**100**
34	**MINORITY INTEREST**	**1,077,071**	**30**	**1,165,616**	**29**
35	**MAJORITY INTEREST**	**2,482,811**	**70**	**2,836,473**	**71**
36	**CONTRIBUTED CAPITAL**	**2,094,973**	**59**	**2,121,511**	**53**
37	PAID-IN CAPITAL STOCK (NOMINAL)	494,886	14	495,333	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,255,675	35	1,277,704	32
39	PREMIUM ON SALES OF SHARES	203,411	6	207,473	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	4	141,001	4
41	**CAPITAL INCREASE (DECREASE)**	**387,838**	**11**	**714,962**	**18**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,193,547	34	1,250,412	31
43	REPURCHASE FUND OF SHARES	107,420	3	113,372	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(955,023)	(27)	(903,808)	(23)
45	NET INCOME FOR THE YEAR	41,894	1	254,986	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**196,803**	**100**	**200,280**	**100**
46	CASH	61,110	31	56,532	28
47	SHORT-TERM INVESTMENTS	135,693	69	143,748	72
18	**DEFERRED ASSETS (NET)**	**757,273**	**100**	**769,775**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	238,476	31	274,865	36
49	GOODWILL	118,700	16	116,240	15
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	400,097	53	378,670	49
21	**CURRENT LIABILITIES**	**1,235,178**	**100**	**1,717,037**	**100**
52	FOREING CURRENCY LIABILITIES	575,515	47	1,362,319	79
53	MEXICAN PESOS LIABILITIES	659,663	53	354,718	21
24	**STOCK MARKET LOANS**	**99,568**	**100**	**870,979**	**100**
54	COMMERCIAL PAPER	99,568	100	870,979	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**285,983**	**100**	**242,960**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	285,983	100	242,960	100
27	**LONG-TERM LIABILITIES**	**3,021,562**	**100**	**2,424,462**	**100**
59	FOREING CURRENCY LIABILITIES	2,108,662	70	1,878,490	77
60	MEXICAN PESOS LIABILITIES	912,900	30	545,972	23
29	**STOCK MARKET LOANS**	**460,000**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	460,000	100	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,127,913**	**100**	**1,051,144**	**100**
65	NEGATIVE GOODWILL	10,687	1	34,952	3
66	DEFERRED TAXES	1,111,837	99	994,774	95
67	OTHERS	5,389	0	21,418	2
32	**OTHER LIABILITIES**	**79,353**	**100**	**75,842**	**100**
68	RESERVES	79,353	100	75,842	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(955,023)**	**100**	**(903,808)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,928,075)	(516)	(4,803,702)	(531)
71	INCOME FROM NON-MONETARY POSITION ASSETS	3,973,052	416	3,899,894	431

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(232,221)	(673,766)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	198	222
75	EMPLOYERS (*)	2,765	2,557
76	WORKERS (*)	3,404	3,168
77	CIRCULATION SHARES (*)	498,899,889	499,251,231
78	REPURCHASED SHARES (*)	1,308,185	956,843

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**1,932,719**	**100**	**1,959,092**	**100**
2	COST OF SALES	1,398,391	72	1,370,231	70
3	**GROSS INCOME**	**534,328**	**28**	**588,861**	**30**
4	OPERATING	190,201	10	175,899	9
5	**OPERATING INCOME**	**344,127**	**18**	**412,962**	**21**
6	TOTAL FINANCING COST	256,609	13	(40,666)	(2)
7	**INCOME AFTER FINANCING COST**	**87,518**	**5**	**453,628**	**23**
8	OTHER FINANCIAL OPERATIONS	(6,771)	0	16,514	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**94,289**	**5**	**437,114**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	29,457	2	147,648	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**64,832**	**3**	**289,466**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	196	0	884	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**65,028**	**3**	**290,350**	**15**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	5,656	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**65,028**	**3**	**284,694**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	269	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**65,028**	**3**	**284,425**	**15**
19	NET INCOME OF MINORITY INTEREST	23,134	1	29,439	2
20	**NET INCOME OF MAJORITY INTEREST**	**41,894**	**2**	**254,986**	**13**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,932,719**	**100**	**1,959,092**	**100**
21	DOMESTIC	1,683,197	87	1,646,618	84
22	FOREIGN	249,522	13	312,474	16
23	TRANSLATED INTO DOLLARS (***)	25,060	1	31,383	2
6	**TOTAL FINANCING COST**	**256,609**	**100**	**(40,666)**	**100**
24	INTEREST PAID	164,111	64	229,826	565
25	EXCHANGE LOSSES	333,888	130	(100,710)	(248)
26	INTEREST EARNED	(9,487)	(4)	16,350	40
27	EXCHANGE PROFITS	163,543	64	50,845	125
28	GAIN DUE TO MONETARY POSITION	(87,334)	(34)	(102,587)	(252)
8	**OTHER FINANCIAL OPERATIONS**	**(6,771)**	**100**	**16,514**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(6,771)	(100)	16,514	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**29,457**	**100**	**147,648**	**100**
32	INCOME TAX	21,983	75	34,815	24
33	DEFERED INCOME TAX	7,474	25	112,833	76
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: 2002

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,952,397	1,983,193
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,627,139	3,761,445
39	OPERATION INCOME (**)	566,717	723,036
40	NET INCOME OF MAYORITY INTEREST(**)	(119,749)	309,894
41	NET CONSOLIDATED INCOME (**)	(94,416)	327,122

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**65,028**	**284,425**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	192,698	(2,527)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**257,726**	**281,898**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(59,697)	(120,318)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**198,029**	**161,580**
6	CASH FLOW FROM EXTERNAL FINANCING	(25,058)	14,468
7	CASH FLOW FROM INTERNAL FINANCING	(1,356)	(112,847)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(26,414)**	**(98,379)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(136,417)**	**(88,614)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	35,198	(25,413)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	161,605	225,693
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	196,803	200,280

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**192,698**	**(2,527)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	153,300	139,635
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	168,041	(151,143)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(84,094)	(97,825)
17	+ (-) OTHER ITEMS	(44,549)	106,806
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(59,697)**	**(120,318)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(26,555)	56,401
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(3,378)	1,286
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(23,195)	(16,905)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	12,852	6,619
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(19,421)	(167,719)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(25,058)**	**14,468**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,271,035	1,040,693
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,296,093)	(1,026,225)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,356)**	**(112,847)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(1,356)	(14,135)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(98,712)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(136,417)**	**(88,614)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(22,452)	(25,468)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(45,010)	(35,562)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	15,711	(55,742)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(84,666)	28,158

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.36	%	14.52	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.82),	%	10.93	%
3	NET INCOME TO TOTAL ASSETS (**)	(1.05)	%	3.53	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	134.30	%	36.07	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.40	times	0.41	times
7	NET SALES TO FIXED ASSETS (**)	0.52	times	0.52	times
8	INVENTORIES ROTATION (**)	7.74	times	6.13	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days	28	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.17	%	12.62	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.55	%	56.83	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.53	times	1.32	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.12	%	61.51	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.15	%	33.40	%
15	OPERATING INCOME TO INTEREST PAID	2.10	times	1.80	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.66	times	0.71	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.81	times	0.61	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.53	times	0.35	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.18	times	0.20	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.93	%	11.66	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.33	%	14.39	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.09)	%	(6.14)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.21	times	0.70	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	94.87	%	(14.71)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	5.13	%	114.71	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	32.99	%	40.13	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(0.24)	$	0.62
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	1.13	$	1.46
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.14	$	0.02
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	4.98	$	5.68
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		1.24 times		1.41 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(25.83) times		12.90 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMEN OF INVESTMENT UNITS, AMOUNTING IN JUNE 2002 TO PS $ 4,540 AND TO JUNE 2001 TO PS $ 5,605.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Texto Press Release 2T02

· Total revenues in the second quarter 2002 remain unchanged versus same period of 2001

· Urban hotels closely linked to performance of domestic economy. Recent figures indicate economic growth in quarters ahead

· Gradual recovery in coastal hotels. Impact of September 11th events persists, as does lower U.S. consumer confidence

· Company's financial structure continues to strengthen

Total revenues

During the second quarter of 2002, we continued operating within a recessionary economic environment in Mexico, a situation that was reflected in weak internal demand. However, throughout the period there were announcements of economic activity indicators that show that growth is about to resumed, although in a slow and gradual pace.

Accordingly, total revenue for the period remained unchanged in real terms against the previous year's second quarter, while the accumulated total decreased by 1.4% when compared to the first six months of 2001. The 9% decrease in revenues from hotel operations, due to a 17% drop in Revpar (product of mutiplying average room rates and occupancy rates), was partially offset by an increase of Ps. 50.5 M in sales of the Vacation Club business, which since the previous quarter already includes the Cancun Vacation Club unit.

EBITDA

EBITDA for the quarter decreased by 3.5% in real terms and by 2.5% in dollar terms when compared to the second quarter of 2001, while EBITDA margin fell by 0.9 percentage points to 24%.

These figures confirm the recovery trend that is present in the sector and in the Company's results following the events of September 11th. The 2.5% EBITDA drop in dollar terms compares favorably with the decrease of 6% in the first quarter of 2002, and a 14% fall in the fourth quarter of 2001, as compared to the same periods of the previous years.

Owned Hotels.

Occupancy rates at Mexico's urban hotels fell by 5 percentage points in the second quarter compared to the second quarter of 2001, while average room rates fell by 3%. Analyzing the results on a regional basis, the hotel properties that are in cities that have strong export-orientated industries and maquila activities and that are heavily dependent on the economic activity of the United States have felt more strongly the effects of the stagnation of the US economy.

Occupancy at coastal properties during the quarter fell by 14 percentage points, while room rates decreased by 3%. It is worth mentioning that the operating results of coastal hotels for the second quarter present a significant seasonal component: the Holy Week holiday fell in the first quarter, unlike last year, when it fell in the second quarter.

Additionally, the operating variables of coastal hotels are still showing the effects of September 11th, as well as the impact of the confidence crisis being experienced by the U.S. consumer, who is the main client of the Company's coastal properties. This has prompted continued aggressive marketing strategies for the coastal destinations, focusing primarily on the group and wholesale segments in both domestic and international markets, as well as on the domestic leisure traveler.

Management

Closely linked to the 9% drop in revenues from hotel operations, management revenues fell by 9% during the second quarter. This reduction was primarily caused by a 27% and an 18% decrease in income derived from management-incentive fees and marketing fees, respectively, for the Resorts management division.

On the other hand, the business unit that is devoted to group sales (part of the management division) increased its revenues by 35% in the second quarter. This rise confirms that the strategy of focusing on foreign groups has started to show again positive results, given the fact that this business was strongly affected by the September 11th events during the fourth quarter of 2001 and the second quarter of this year.

Other Businesses

Integral Financing Cost
Integral financing cost decreased substantially to a cost of Ps.$215.7 M in the second quarter of 2002 from an income of Ps.$ 109.7 M in the same period of last year. This is a result of a 10.4% devaluation of the peso relative to the U.S. dollar during the quarter, which compares to a 4.4% appreciation that occurred in the second quarter of 2001.

Interest expense during the second quarter decreased by 14.8% due to the fact that, compared to the second quarter of 2001, the Company's dollar denominated debt (70%) fell 330 basis points (bp) to 6.3%, and the peso denominated debt (30%) decreased by 620 bp to 11.2%.

Debt
On July 12, 2002, the Company issued Ps.$ 250 M worth of four-year debt certificates ("certificados bursátiles") at an interest rate of Cetes + 3.5%. This issue was made under the Ps. 1,000 M debt certificates program established by Grupo Posadas at the end of 2001. The funds were used to refinance short-term debt. To date, a total of Ps.$ 750 M have been issued under this program.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Posadas Quarter: 2 Year: 2002
Grupo Posadas, S.A. de C.V.

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

Non-consolidated
Final Printing

SUMMARY OF MAIN ACCOUNTING PRINCIPLES
Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fee, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statements from or through the transactions are carried out, expressed in currency with purchasing power as of yearend.

Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statements of income.

Translation of foreign subsidiaries

The financial statements of foreign subsidiaries whose operations are independent, have been restated using the inflation of the corresponding country and are translated into Mexican pesos at the exchange rate effective as of the latest yearend. With this, comparable information is obtained considering the functional currencies of each of the countries in which the Company operates.

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation in the financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period end in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities

These are primarily money market accounts valued at market value.

Inventories and operation costs

Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Real estate inventory and real estate development

Up to June 30, 2002, inventory and real estate development, which consisted of land, villas and residential lots for sale and docks located in Ixtapa, Guerrero, were valued at their historical cost, including taxes on properties and costs incurred during the development and construction period.

The sale process of the assets of this business is estimated to conclude during 2002, when the sale, divestiture or suspension of activities options of the legal entities engaged in this segment will be evaluated.

The intervals of the Vacation Club recorded as long-term correspond to the cost of the building of the Fiesta Americana Cancun Hotel which is being remodeled to provide Vacation Club services.

As of June 30, 2002, real estate inventory and real estate development consists in the following:

Real estate inventory

Land	$ 209,263
Villas	11,174
Residential hotels	13,274
Intervals of the vacation club	84,330
Hotels inventory	28,318
	$ 346,359

Real estate development

Intervals of the vacation club	$ 135,855

Long-term investments

Long-term investments where the Company does not have significant influence are valued at cost of acquisition, and are restated base on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Long-term investments where the Company has significant influence are recorded under the equity method recognizing the participation in the results of associated companies.

Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI, Depreciation is calculated using the straight-line method; based on the economic useful lives and residual values determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits.

The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders' equity restatement

Stockholders' equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.

The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding nonmonetary assets of prior tear and their corresponding restatement.

Recognition of revenue

Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation are recognized when the contract is formalized and the corresponding down payments is collected.

Restatement of revenues, costs and expenses

Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost

This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.

The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

The Company follows the practice of capitalizing, in addition to the restated cost, the comprehensive financing cost incurred in major remodeling of hotels and the construction stage of new hotels in which it has a majority participation. The amounts capitalized are restated annually based on factors derived from the NCPI and are recorded in the statement of income based on the useful lives of the assets.

Other related businesses

Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share

Majority income per share is determined by dividing the majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position

Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments

The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

Deferred taxes

As of June 30, 2002, the Deferred Income Tax amounts to $(731,484) for the net worth capital. This amount is registered in line s42 of the financial position statement.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,251,288	3,182,475
2 POSADAS DE MEXICO S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	1,023,520
3 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	318,147
4 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	132,085
5 FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	188,805
6 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,363	94,578
7 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	68,120
8 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	16,240	24,620
9 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	8,647
10 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	841
11 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	8,118
12 HOTELERA PANAMERICANA, S.A. DE C.V.	ADMINISTRATIVE SERVICES	1	99.99	1,209	0
13 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	8	1	0.00	194,970	31,839
TOTAL INVESTMENT IN SUBSIDIARIES				**3,058,771**	**5,081,795**
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	18,413
2 INMOBILIARIA FIESTA LA NORIA, S.A. DE C.V.	HOTEL OPERATIONS	58,496	20.00	14,586	10,609
3 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
4 RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	3,072
5 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	82
6 OTRAS ASOCIADAS (4) (No. DE ASOC.:)	4	1	0.00	0	2,358
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**18,489**	**39,275**
OTHER PERMANENT INVESTMENTS					**135,855**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

PAGE 2
CONSOLIDATED
Final Printing

ANNEX 3

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
TOTAL					5,256,925

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,053,896	445,002	1,608,894	4,776,005	1,505,527	4,879,372
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	26,715	14,517	12,198	11,629	8,601	15,226
OFFICE EQUIPMENT	747,573	253,109	494,464	500,833	298,728	696,569
COMPUTER EQUIPMENT	54,475	43,511	10,964	52,305	46,402	16,867
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,882,659**	**756,139**	**2,126,520**	**5,340,772**	**1,859,258**	**5,608,034**
NOT DEPRECIATION ASSETS						
GROUNDS	288,930	0	288,930	1,046,142	0	1,335,072
CONSTRUCTIONS IN PROCESS	52,922	0	52,922	6,699	0	59,621
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**341,852**	**0**	**341,852**	**1,052,841**	**0**	**1,394,693**
TOTAL	**3,224,511**	**756,139**	**2,468,372**	**6,393,613**	**1,859,258**	**7,002,727**

STOCK EXCHANGE COD **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
DEG	31/05/2005	8.25	0	0	0	0	0	0	0	0	0	5,703	5,703	5,703	5,803	0
INTERNATIONAL FINANCE CORP	31/07/2006	8.64	0	0	0	0	0	0	0	0	0	71,092	21,308	46,200	46,200	10,853
INTERNATIONAL FINANCE CORP	30/06/2012	5.92	0	0	0	0	0	0	0	0	0	13,101	26,202	26,202	26,202	157,213
BANCOMEXT	28/02/2009	5.66	0	0	0	62,403	62,403	281,539	62,403	187,210	0	0	0	0	0	0
BANCOMEXT	31/03/2008	6.20	0	0	0	32,802	32,802	32,802	32,802	60,965	0	0	0	0	0	0
BANCOMEXT	31/08/2009	7.82	0	0	0	8,961	8,961	8,961	6,804	15,101	0	0	0	0	0	0
BANCOMEXT	31/08/2005	6.87	0	0	0	20,909	20,909	20,909	5,227	0	0	0	0	0	0	0
BBVA BANCOMER			2,500	6,250	0	14,841	12,075	7,816	7,318	10,007	0	0	0	0	0	0
BANAMEX	31/08/2008	6.29	0	0	0	0	49,784	99,568	99,568	248,920	0	0	0	0	0	0
VARIOUS			38,823	291,150	0	4,552	4,552	4,552	0	0	0	28,587	10,852	10,852	10,852	164,586
OTHER FINANCIAL ENTITIES																
CALIFORNIA COMMERCE BANK	30/09/2002	6.56	0	0	0	0	0	0	0	0	0	49,784	99,568	0	0	0
BANCO ARABE ESPAÑOL	31/12/2003	2.56	0	0	0	0	0	0	0	0	0	25,599	25,599	0	0	0
VARIOUS			249,249	155,500	0	0	44,806	0	0	0	0	0	0	0	0	0
TOTAL BANKS			290,572	452,900	0	144,468	236,292	436,147	214,122	522,203	0	193,866	189,232	88,957	89,057	332,652
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BCP SECUTIRIES	31/08/2002	8.18	0	0	0	0	0	0	0	0	0	99,568	0	0	0	0
VALUE	28/02/2006	12.20	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
FINAMEX	31/12/2004		0	160,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	460,000	0	0	0	0	0	0	0	99,568	0	0	0	0

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
SERVICES SUPPLIERS			49,168	0	0	0	0	0	0	0	0	2,128	0	0	0	0
GOODS SUPPLIERS			147,306	0	0	0	0	0	0	0	0	22,119	0	0	0	0
TOTAL SUPPLIERS			196,474	0	0	0	0	0	0	0	0	24,247	0	0	0	0
OTHERS			172,617	0	0	0	0	0	0	0	0	113,366	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			172,617	0	0	0	0	0	0	0	0	113,366	0	0	0	0
			659,663	912,900	0	144,468	236,292	436,147	214,122	522,203	0	431,047	189,232	88,957	89,057	332,652

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	44,310	441,186	0	0	441,186
TOTAL	**44,310**	**441,186**			**441,186**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	10,773	107,264	0	0	107,264
TOTAL	**10,773**	**107,264**			**107,264**
NET BALANCE	**33,537**	**333,922**			**333,922**
FOREING MONETARY POSITION					
TOTAL ASSETS	**95,625**	**952,120**	**85,765**	**853,944**	**1,806,064**
LIABILITIES POSITION	**265,154**	**2,640,088**	**67,270**	**669,791**	**3,309,879**
SHORT TERM LIABILITIES POSITION	53,373	531,426	11,144	110,960	642,386
LONG TERM LIABILITIES POSITION	211,781	2,108,662	56,126	558,831	2,667,493
NET BALANCE	**(169,529)**	**(1,687,968)**	**18,495**	**184,153**	**(1,503,815)**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

NOTES

OBSERVACIONES

1) EXCHANGE RATE 1USD= 9.9568 MEXICAN PESOS
2) INCLUDES FOREIGN SUBSIDIARIES
3) REGARDING THE TRADE BALANCE IN FOREIGN EXCHANGE, WITHIN THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUT AS A GROUP, WE MUST RECORD THEM UNDER THE CONCEPT.

THIS MOUNT (FOREIGN EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPECIFICALLY WITHIN FOREIGN NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,357,834	3,889,798	2,531,964	0.92	23,294
FEBRUARY	1,355,121	3,925,846	2,570,725	0.00	(1,542)
MARCH	1,423,147	3,947,677	2,524,530	0.51	12,875
APRIL	1,414,726	3,886,983	2,472,257	0.55	13,597
MAY	1,424,676	3,946,367	2,521,691	0.20	5,043
JUNE	1,472,597	3,999,002	2,626,405	0.42	10,611
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	23,456
OTHER	0	0	0	0.00	0
TOTAL					**87,334**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A., BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKING INTO ACCOUNT THE INFLATION OF THE CORRESPONDING COUNTRY B-15.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NON APLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CAESAR PARK HOTELS	GRAND TURISM HOTELS	483,179	52
FIESTA AMERICANA HOTELS	GRAND TURISM HOTELS AND FIVE STARS HOTELS	4,328,484	60
FIESTA INN HOTELS	FOUR STARS HOTELS "BUSSINESS CLASS"	1,245,386	60
HOLIDAY INN HOTELS	FOUR STAR HOTELS	194,193	74
THE EXPLOREAN HOTELS	"ADVENTURE" FIVE STARS HOTELS	112,203	11

NOTES

CAESAR PARK HOTELS 2 LOCATED IN BRAZIL AND 1 ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO.
FIESTA INN HOTELS, 14 LOCATED IN MEXICO.
HOLIDAY INN HOTELS, 5 LOCATED IN U.S.A..
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.

CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APLICABLE					

NOTES

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				1,683,197		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
TOTAL				1,683,197			

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				249,522		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
T O T A L				249,522			

NOTES

STOCK EXCHANGE CO POSADAS

GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 111,226,717

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 114,146,911

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,127,677		390,127,677		386,114	
L		0	108,772,212			108,772,212	108,772	
TOTAL			**498,899,889**	**0**	**390,127,677**	**108,772,212**	**494,886**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
498,899,889
SHARES PROPORTION BY :

CPO'S : 9.48% SERIE A
UNITS : 0
ADRS's : 0.40% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	1,129,542	5.79600	6.20000
L	178,643	5.70100	4.90000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO	**L.C. FERNANDO LOPEZ VAZQUEZ**
FINANCE VICE-PRESIDENT	**ADMINISTRATIVE DIRECTOR**

MEXICO, D.F., AT AUGUST 8 OF 2002

English Translation

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	CHIEF FINANCIAL OFFICER
NAME:	MANUEL BORJA CHCIO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	DIRECTOR OF LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

(C)

English Translation of Summons to the Special Shareholders' Meeting published in the newspaper "Excelsior" on April 9, 2002.

GRUPO POSADAS, S.A. DE C.V.
SHAREHOLDERS' MEETING SUMMONS

By resolution adopted by the Board of Directors at their Meeting held January 23, 2002, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with the Twentieth, paragraph c, Twenty-First and other related Articles of the Corporate By-laws, the Series L shareholders of Grupo Posadas, S.A. de C.V. are convened to attend a Special Shareholders' Meeting for Series L Shareholders that will take place on April 25, 2002 at 10:30 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in accordance with the following:

AGENDA

I. Proposition, discussion and approval, if applicable, to elect the members of the Board of Directors and their respective alternates corresponding to Series L Shares, in accordance with the Corporate By-laws of Grupo Posadas, S.A. de C.V. Appointment of a special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

The Shareholders are reminded that, under the terms of the current By-laws, the Registry of Shares shall close three working days before the date established for the meeting, and the company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit in the offices of the company located at the above mentioned domicile, at the latest three business days before the Meeting, the titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivering such documents, the shareholders registered in the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the By-laws, the shareholders may be represented by attorneys in fact, by means of a power of attorney granted before two witnesses. Likewise, complying with the provisions of Article 14 Bis 3 (Frac. VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted in formularies created by the Company, whose respective formats will be available for the intermediaries of the securities market who evidence the representation of the shareholders , during the term foreseen by Article 173 of the General Law of Commercial Companies.

Mexico City, April 8, 2002
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation of the Summons to the General Extraordinary Shareholders' Meeting published in the newspaper "Excelsior" on April 9, 2002.

GRUPO POSADAS, S.A. DE C.V.
SHAREHOLDERS' MEETING SUMMONS

By resolution adopted by the Board of Directors of Grupo Posadas, S.A de C.V. (the Company) at their Meeting held January 23, 2002 and pursuant to Articles 182, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth (paragraph b) and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend a General Extraordinary Shareholders' Meeting that will take place on April 25, 2002 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in accordance with the following:

AGENDA

I. Proposition, discussion and approval, if applicable, of the modification to Clauses fifth, eighth, tenth, thirteenth, fourteenth, sixteenth, seventeenth, eighteenth, twenty first, and others, of the Corporate By- Laws, in order to incorporate in them the amendments to the Securities Market Law, provided by Transitory Article Fourth of the federal executive's decree published June 1st, 2001 in the Official Gazette of the Federation.
II. Appointment of the person or persons that will be in charge of formalizing and accomplishing the resolutions adopted.
III. Any other matter related to the aforementioned.

The Shareholders are reminded that, under the terms of the current By-laws, the Registry of Shares will close three working days before the date established for the meeting, and the company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit in the offices of the company located at the above mentioned domicile, at the latest three business days before the Meeting, the titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivering such documents, the shareholders registered in the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the By-laws, the shareholders may be represented by attorneys in fact, by means of a power of attorney granted before two witnesses. Likewise, complying with the provisions of Article 14 Bis 3 (Frac. VI) of the securities market Law, the shareholders may be represented by attorneys, by means of a power granted in formularies created by the Company, whose respective formats will be available for the intermediaries of the securities market who evidence to their representation of the shareholders during the term foreseen by Article 173 of the General Law of Commercial Companies.

Mexico City, April 8, 2002
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation of the Summons to the General Ordinary Shareholders' Meeting published in the newspaper "Excelsior" on April 9, 2002.

GRUPO POSADAS, S.A. DE C.V.

SHAREHOLDERS' MEETING SUMMONS

By resolution adopted by the Board of Directors at their Meeting held January 23, 2002 and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth paragraph a), Twenty-First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend an Ordinary General Shareholders' Meeting that will take place on April 25, 2002 at 11:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in accordance with the following:

AGENDA

I. Proposition, discussion and approval, if applicable, of the financial, administrative and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2001, with respect to Grupo Posadas, S.A. de C.V. and the companies in which it owns a majority of the shares of the capital stock, when the investment value for each one of them exceeds 20% of the net worth capital of Grupo Posadas, S.A. de C.V. according to the latest financial position statement at the close of the corresponding fiscal year, if applicable;

II. Application of results;

III. Determination of the number of persons who make up the Board of Directors of Grupo Posadas, S.A. de C.V.; as well as appointment or ratification, if applicable, of the members who will be the secretaries and examiners of the Company, and the determination of their compensation.

IV. Determination of the number of Board Members who will make up the Executive Committee, as well as their powers and the compensation they will receive;

V. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting.

VI. Reading and approval, if applicable, of the corresponding Minutes.

In accordance with the terms of Article 173 of the General Law of Commercial Companies the report mentioned in Article 172 of the General Law of Commercial Companies, as well as the Examiner's report shall be made available to the shareholders at the corporate offices of Grupo Posadas, S.A. de C.V. located at the address previously mentioned, for fifteen business days before the date of the Meeting.

The Shareholders are reminded that, under the terms of the current By-laws, the Registry of Shares will close three working days before the date established for the meeting, and the company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit in the offices of the company located at the above mentioned domicile, at the latest three business days before the Meeting, the titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivering such documents, the shareholders registered in the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the By-laws, the shareholders may be represented by attorneys in fact, by means of a power of attorney granted before two witnesses. Likewise, complying with the provisions of Article 14 Bis 3 (Frac.VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted in formularies created by the Company, whose respective formats will be available for the intermediaries of the securities market who evidence the representation of the shareholders, during the term foreseen by Article 173 of the General Law of Commercial Companies

Mexico City, April 8, 2002
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

D

List of contents of the 2001 Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") according to Rule 11-33 of the CNBV.

English Translation of the Executive Summary of the Annual Report submitted to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") according to Rule 11-33 of the CNBV, for the year 2001

Executive Summary

Grupo Posadas (the "Company") is the largest hotel operator in Mexico in terms of number of hotels, number of rooms, geographic coverage, sales and market share. As of December 31, 2001, the Company operated 67 hotels, representing a total amount of 13,363 rooms, in 39 locations in Mexico, United States, Brazil and Argentina, offering services to a wide range of business and tourist clients. The core of the Company's business is located in Mexico, were it operates 54 hotels with a total of 10,998 rooms in 32 locations, including the most important beach and city destinations. The Company is currently operating 7 hotels with 1,185 rooms in Texas and, after the acquisition of the Caesar Park chain in 1998, 5 hotels in Brazil with a total of 1,010 rooms and one hotel in Argentina with 170 rooms. As of December 31, 2001, of the 67 hotels managed, the Company had a majority equity interest in 34 of them, it managed 22 and 11 were leased.

Posadas has achieved its leadership through strategies and opportunities that have enabled its constant growth with a diversified and balanced portfolio: owned and managed hotels, a mix of beach and city hotels, services offered to the business and touristic sectors, and a geographic coverage that includes three countries in Latin America: Mexico, Brazil and Argentina, as well as a limited presence in the United States.

E

List of contents of the 2001 Report on compliance with the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") according to Rule 11-33 of the CNBV.

(F) (1)

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: February 4, 2002. 10:42AM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: February 4, 2002

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Subject: Rule 11-34

Relevant Event: According to Rule 11-34, Clause Fourth, we inform you that Grupo Posadas is selling 287,500 of its series "A" shares of its repurchase fund.

Foreign Market: None.

2

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: February 13, 2002 11:46AM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: February 13, 2002

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: None.

Subject: PAYMENT OF EURONOTES

Relevant Event: Today, February 13, 2002, Grupo Posadas made the total payment of the Euronotes issued in February 1997 for 50 Million Dollars. By making this payment the Company confirms that it timely fulfills its payment obligations in the financial markets as well as reassures its financial soundness.

Foreign Market: None.

3

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: February 21, 2002 12:39PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: February 21, 2002

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Subject: Issuance of Stock Exchange Certificates

Relevant Event: For purposes of refinancing short-term debt, today, Grupo Posadas carried out, through the brokerage house value, a dept issuance equivalent to 300 million pesos as part of a medium- term program up to one billion pesos.
Foreign Market:

(4)

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: July 30, 2002 5:35PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: July 30, 2002

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City, July 30, 2002

Subject: Second Quarter 2002 Information

Relevant Event: Grupo Posadas sent again today its financial information for the Second Quarter of 2002 under file number 10042, which substitutes the information sent on Friday, July 26, 2002 at 8:43AM under file number 9659. The previous information included an involuntary error in the actualization of the integral financing cost items of the first semester of 2002. It is explained that in both cases the integral financing cost items were correct, but there was a mistake in the classification of the items that make up the same. The information sent under file 10042 is correct.

Foreign Market: None.

G

Annex I

Annual Information provided to the National Banking and Securities Commission (the "CNBV") and to the Mexican Stock Exchange (the "BMV").

1. English translations and summaries of the Minutes of the General Ordinary, Extraordinary and Special Shareholders' Meeting held April 25, 2002 and their corresponding attendance lists. English translation of the cover letters sent to the BMV and to the CNBV.
   (*English summaries of the Minutes are provided*).

2. Annual Report for the fiscal year 2001, including annual financial statements audited by the Company's independent public accountants, together with the notes thereto.

3. List of members of the Board of Directors, statutory examiners and executive officers of the Company, indicating their position and the date of their appointment, if applicable.

4. Certification of the Secretary of the Board of Directors with respect to the current status of the books of minutes of shareholders' and Board of Directors' meetings, the stockholders' registry and, with respect to corporations with variable capital, the registry of capital increases and decreases.

5. General certification issued by S.D. Indeval relating to the deposit of shares.

1

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 25, 2002 AT 11: 00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE,* at 11:00 a.m. on April 25, 2002, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding a General Ordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V.

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the summons to the Meeting published in the newspaper "Excelsior" on April 9, 2002, which contains the following:

AGENDA

I. Presentation, Discussion and Approval, if applicable, of the financial, administrative, and accounting information referred to in Article 172 of the General Law of Commercial Companies, as well as the report of the Examiner of the Company referred to in Article 166 of the same Law, corresponding to the year ended December 31, 2001, for Grupo Posadas, S.A. de C.V. and those companies of which the above owns the majority of the shares representing its capital, when the investment value of each and everyone exceeds 20% of the capital stock of Grupo Posadas, S.A. de C.V., according to its most recent financial position statements at the close of the corresponding year, if applicable.

II. Application of results.

III. Determination of the number of persons that shall make up the Board of Directors of Grupo Posadas, S.A. de C.V., as well as the designation or the ratification, if applicable, of such members, the secretaries and examiners of the Company, and determination of their compensation.

IV. Determination of the number and of the Directors that shall make up the Executive Committee, as well as their powers, and the compensation they shall receive.

V. Designation of delegates that shall enforce and formalize the resolutions adopted at the Meeting.

VI. Reading and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

"1. The financial statements and other information presented by the Chairman on behalf of the Board of Directors, corresponding to 2001, were approved, considering the report of the Examiner of the Company. The resolutions adopted and actions taken by the Board of

Directors, the Executive Committee and Executive officers of the Company during such fiscal year, are also ratified, releasing them of any liability it may arise from their actions."

"2. The financial statements for the year 2001 shall be published in the Official Gazette of the Federation *(Diario Oficial de la Federación)*, as referred to in Article 172 of the General Law of Commercial Companies.

RESOLUTIONS OF THE SECOND ITEM ON THE AGENDA

FIRST RESOLUTION

The amount of $4548,000.00 shall be set aside of the majority net income of $90951,000.00 registered in the financial statements of Grupo Posadas, to increase the Legal Reserve, pursuant to the provisions of Article 20 of the General Law of Commercial Companies.

SECOND RESOLUTION

The remainder of the net profit, that is, the amount of $86403,000.00 (EIGHTY SIX MILLIONS FOUR HUNDRED THREE THOUSAND PESOS 00/ MN legal currency of Mexico) shall be accounted as pending application profits.

THIRD RESOLUTION

The Assembly resolved that the maximum amount of resources that could be designated for the purchase of own shares, with the limitations provided by Article 14 Bis 3 of the Securities of Market Law shall be the amount that represents 30% of the accumulated profits by the Company.

THIRD ITEM ON THE AGENDA.- The Chairman informed to those present at the Meeting about proposal made by a group of shareholders, that the Board of Directors of Grupo Posadas, S.A. de C.V., to consist of a total number of ten members, as follows:

CHAIRMAN:	MR. GASTON AZCARRAGA ANDRADE
MEMBERS OF THE BOARD	
FULL MEMBER	M. FERNANDO CHICO PARDO
FULL MEMBER	MR. ANTONIO MADERO BRACHO
FULL MEMBER	MR. SALVADOR OÑATE ASENCIO
FULL MEMBER	MR. PABLO AZCARRAGA ANDRADE
FULL MEMBER	MR. CARLOS LLANOS CIFUENTES
FULL MEMBER	MR. JOAQUIN VARGAS GUAJARDO
FULL MEMBER	MR. ENRIQUE AZCARRAGA ANDRADE
FULL MEMBER	MR. CARLOS BUSTAMANTE ACHONDO
FULL MEMBER	MR. ESTEBAN MALPICA FONPEROSA
ALTERNATE MEMBER	MR. MARK LANDALE
ALTERNATE MEMBER	MR. MANUEL BORJA CHICO
ALTERNATE MEMBER	MR. MICHEL MONTANT CARON
ALTERNATE MEMBER	MR. JAVIER BARRERA SEGURA

ALTERNATE MEMBER	MR. JORGE CARVALLO COUTTOLENC
ALTERNATE MEMBER	MR. JOSE CARLOS AZCARRAGA ANDRADE
EXAMINER	MR. FERNANDO LOERA AGUILAR
ALTERNATE EXAMINER	MR. MANUEL GUTIERREZ GARCÍA
SECRETARY	MR. FRANCISCO JAVIER LOPEZ SEGURA
ALTERNATE SECRETARY	MR. ENRIQUE EDUARDO GREEN VERA

It was also proposed to ratify Mr. Fernando Loera Aguilar as Examiner of the Company, Mr. Manuel Gutiérrez García as Alternate Examiner; and Francisco Javier López Segura as Secretary and Enrique Eduardo Green Vera as Alternate Secretary, these appointed Secretaries are not part of the Board of Directors.

Following discussion among the Shareholders and the Shareholders' Attorneys in fact, the above proposals were approved by unanimous vote and the following resolutions were adopted:

RESOLUTIONS

"a) The Board of Directors is made up in the manner mentioned above and the persons appointed as Secretaries and Examiners as it is mentioned above. The appointed Members, Secretaries and Examiners accepted their offices, compromising themselves to the faithful and loyal fulfillment of their duties, hereby guaranteeing their functions according to the terms set forth in the Company's By-laws. The Board of Directors shall have the powers set forth in Article Sixteen and other related articles in the Company By-laws."

"b) To set forth as compensation for the Directors, Examiner and Secretary for the fiscal year of 2002, and until the next Annual Ordinary Shareholders' Meeting, for attendance at each Board Meeting, the amount equal to two *centenarios*, with the following withholding of the corresponding tax. The Alternate Members shall receive the same compensation, only when their attendance is required, in order to reach a quorum at the Board Member meetings."

FOURTH ITEM ON THE AGENDA.- In relation to this item on the agenda, the Chairman of the Board of Directors proposed that in accordance with the By-laws of Grupo Posadas, S.A. de C.V. currently in force and effect, the Executive Committee be organized and that the following Members of the Board of Directors be appointed:

MEMBERS	ALTERNATES
Mr. Gastón Azcárraga Andrade	Mr. Manuel Borja Chico
Mr. Enrique Azcárraga Andrade	Mr. Javier Barrera Segura
Mr. Pablo Azcárraga Andrade	Mr. Michel Montant Carón
	Mr. Jorge Carvallo Couttolenc
	Mr. Mark Langdale

RESOLUTIONS

"1.- To organize an Executive Committee in accordance with the above proposal."

"2.- The members of the Executive Committee, shall not receive any compensation for their attendance at the Committee's meetings."

RESOLUTIONS OF THE FIFTH ITEM ON THE AGENDA

"Messrs. Gabriel Elías Guzmán, Francisco Javier López Segura and Enrique Eduardo Green Vera are hereby authorized to, jointly or severally, appear before the Notary Public of their choice for the purpose of requesting and granting the total or partial notarization of these Minutes, if necessary, and to give all notices, obtain all permits and carry out the procedures as may be necessary in order to formalize the resolutions adopted at this Meeting and fulfill the same."

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of Grupo Posadas, S.A. de C.V., certifies that this summary of the Minutes of the above mentioned meeting is in accordance with the original text of the corresponding minutes.

[illegible signature]

Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ATTENDANCE LIST OF SHAREHOLDERS THAT WERE PRESENT AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD AT 11:00 A.M. ON APRIL 25, 2002

SHAREHOLDER	SHARES AND VOTES	SERIES	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. Represented by -- Angel Hernández and/or Ricardo Velásquez López	107,310,309	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A. DE C.V. Represented by -- Juan Merlos Estrada and/or Ricardo Velázquez López and/or Angel Hernández Salazar and/or Luis Felipe Vallarino Medina and/or Altagracia Gutiérrez and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Antonio Guadarrama Rodríguez and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Sthepan Peeters Nollet and/or Fernanda Palomar Naulart and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes and/or Juan Manuel Márquez Rodríguez	14,414,718	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A. Represented by -- Himelda Ugalde de Granados	31,526,000	"A"	[signed]

CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V. Represented by -- Carlos A. Samano Caballero C and/or José Angel Montaño and/or Rodrigo G. Jiménez and/or Elizabeth Barrera Aguilar and/or Carlos M. Perezalonso and/or Ramón Campos	4,036	"A"	[not signed]
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. Represented by -- Claudia Canchola Gutiérrez and/or Ana Gabriela ocejo Ortiz and/or María José García Flores	23,850,519	"A"	[signed]
SCOTIA INVERLAT CASA DE BOLSA S.A. DE C.V. Represented by -- Himelda Ugalde de Granados	44,896,035	"A"	[signed]
INVERSORA BURSATIL, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO INBURSA Represented by -- José Ignacio Jiménez Santos	285	"A"	[signed]
INVEX CASA DE BOLSA, S.A. DE C.V. Represented by -- Himelda Ugalde Grandos	29,642,093	"A"	[signed]
GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO Represented by -- Alberto León Escalona	38,000,000	"A"	[signed]

NACIONAL FINANCIERA, S.N.C. Represented by -- Reynaldo Reyes Pérez Díaz and/or Rubén Acevedo Núñez	37,017,713	"A"	[signed]
CASA DE BOLSA SANTANDER SERFIN MEXICANO, S.A. Represented by -- Himelda Ugalde de Granados	36,800,093	"A"	[signed]
TOTAL:	363,461,801		

The undersigned recount clerks of the General Ordinary Shareholders' Meeting of Grupo Posadas, S.A. de C.V., held at 11:00 a.m. on April 25, 2002, hereby certify that 363,457,765 shares were presented or represented at this shareholders' meeting, representing 84.7% of the 429,261,219 shares that form the series "A" capital stock of the Company.

RECOUNT CLERKS

[illegible signature]
C.P. Gabriel Elías Guzmán

[illegible signature]
Lic. Roberto Galindo López

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 25, 2002 AT 10:00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. on April 25, 2002, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares represent are mentioned herein below, met with the purpose of holding a General Extraordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V.

As there was a sufficient quorum in accordance with Article 190 of the General Law of Commercial Companies Law, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "Excelsior" on April 9, 2002 which contains the following:

AGENDA

I. Proposal, discussion and approval, if applicable of the amendment to the Corporate By-laws, to amend Clauses 5, 8, 10,13,14,16,17,18,21 and other related Clauses, if applicable, of the Company's By Laws, in order to adjust them to the amendments made to the Securities Market Law provided in Transitory Article Fourth of the executive federal decree published on June 1, 2001 in the Official Gazette of the Federation.

II. Appointment of delegates that shall enforce and formalize the resolutions adopted at the Meeting.

III. Any other matter related to the above-mentioned items of the Agenda.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

Following discussion among the Shareholders and Shareholders' Attorneys in fact, the above proposal was approved by unanimous vote and the following resolution was adopted:

"To amend the Articles of Incorporation and corporate By-laws so that, as of the present date, Clauses 5, 6, 7, 8, 9, 10, 13, 14, 16, 17, 18, 21 and other related Clauses, in its case, of the corporate By-laws shall read as the text read by the Secretary and that should be added as a duly signed Annex to the Minutes of these Shareholders Meeting.

RESOLUTIONS OF THE SECOND ITEM ON THE AGENDA

"Messrs. Gabriel Elías Guzmán, Fransisco Javier López segura, Oliver Iriarte Fuentes y Enrique Eduardo Green Vera, are hereby authorized to, jointly or severally, to appear before the Notary Public of their choice for the purpose of requesting and granting the total or partial notarization of these Minutes, if necessary, and to give all notices, obtain all permits and carry out the procedures as necessary to formalize the resolutions adopted by this Meeting and fulfill the same."

Mr. Fransisco López segura, secretary of the Board of Directors of Grupo Posadas S.A. de C.V., certifies and confirms that the present summary of the Minutes of the Shareholders Meeting is in accordance with the original text of the corresponding minutes. MR. FRANSISCO JAVIER LOPEZ SEGURA, SECRETARY OF THE BOARD OF DIRECTORS.

English Translation

ATTENDANCE LIST OF SHAREHOLDERS THAT WERE PRESENT AT THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD AT 10:00 A.M. ON APRIL 25, 2002

SHAREHOLDER	SHARES AND VOTES	SERIES	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. Represented by -- Angel Hernández and/or Ricardo Velásquez López	107,310,309	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A. DE C.V. Represented by -- Juan Merlos Estrada and/or Ricardo Velázquez López and/or Angel Hernández Salazar and/or Luis Felipe Vallarino Medina and/or Altagracia Gutiérrez and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Antonio Guadarrama Rodríguez and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Sthepan Peeters Nollet and/or Fernanda Palomar Naulart and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes and/or Juan Manuel Márquez Rodríguez	14,414,718	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A. Represented by -- Himelda Ugalde de Granados	31,526,000	"A"	[signed]

CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V. Represented by -- Carlos A. Samano Caballero C and/or José Angel Montaño and/or Rodrigo G. Jiménez and/or Elizabeth Barrera Aguilar and/or Carlos M. Perezalonso and/or Ramón Campos	4,036	"A"	[not signed]
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. Represented by -- Claudia Canchola Gutiérrez and/or Ana Gabriela ocejo Ortiz and/or María José García Flores	23,850,519	"A"	[signed]
SCOTIA INVERLAT CASA DE BOLSA S.A. DE C.V. Represented by -- Himelda Ugalde de Granados	44,896,035	"A"	[signed]
INVERSORA BURSATIL, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO INBURSA Represented by -- José Ignacio Jiménez Santos	285	"A"	[signed]
INVEX CASA DE BOLSA, S.A. DE C.V. Represented by -- Himelda Ugalde Grandos	29,642,093	"A"	[signed]
GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO Represented by -- Alberto León Escalona	38,000,000	"A"	[signed]
NACIONAL FINANCIERA, S.N.C. Represented by -- Reynaldo Reyes Pérez Díaz and/or Rubén Acevedo Núñez	37,017,713	"A"	[signed]

CASA DE BOLSA SANTANDER SERFIN MEXICANO, S.A. Represented by -- Himelda Ugalde de Granados	36,800,093	"A"	[signed]
TOTAL:	363,461,801		

The undersigned recount clerks of the General Extra-Ordinary Shareholders' Meeting of Grupo Posadas, S.A. de C.V., held at 10:00 a.m. on April 25, 2002, hereby certify that 363,457,765 shares were presented or represented at this shareholders' meeting, representing 84.7% of the 429,261,219 shares that form the series "A" capital stock of the Company.

RECOUNT CLERKS

[illegible signature]	[illegible signature]
C.P. Gabriel Elías Guzmán	Lic. Roberto Galinco López

English Translation

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "L" SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 25, 2002 AT 10:30 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:30 a.m. on April 25, 2002, the Series "L" Shareholders and Series "L" Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding an Special Shareholders' Meeting for Grupo Posadas, S.A. de C.V.

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "Excelsior"on April 9, 2002 which contains the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to appoint Full Members of the Board and their respective Alternate Members to be appointed by Series "L" shareholders, according to the By-laws of Grupo Posadas, S.A. de C.V. Appointment of special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

The Chairman informed to the Series "L" shareholders and their attorneys in fact, that in accordance with the Securities Market Law they are entitled to appoint up to two Full Members of the Board of Directors and their corresponding Alternate Members.

Pursuant to the above, a group of Series "L" shareholders proposed to appoint Mr. Fernando Chico Pardo and Mr. Joaquín Vargas Guajardo as Full Members of the Series "L" shares and Mr. Mark Langdale and Mr. Jorge Carvallo Couttolenc as Alternate members of the Full members aforementioned, respectively prior deliberation of the shareholders and shareholders attorneys in fact, it was approved by unanimity of votes of the members present the mentioned proposals; and Mr. Fernando Chico Pardo and Mr. Joaquín Vargas Guajardo were designated Full members of the Board and Mr. Mark Langdale and Mr. Jorge Carvallo Couttolenc were designated Alternate Members of the Full members mentioned beforehand.

Likewise, it was unanimously agreed by the Meeting to appoint Mr. Francisco López Segura to inform to the General Ordinary Shareholders' Meeting of Grupo Posads S.A de C.V, which will take place on April 25, 2002 at 11:00 am, the resolutions adopted in this Meeting in order to formalize the appointment of the Series "L" Members of the Board.

After reading the corresponding Minutes, Mr. Francisco Javier Lopez Segura, Secretary of the Board of Directors of Grupo Posadas S.A de C.V certifies and confirms that the present summary of the Shareholder ´s meeting summons mentioned at the beginning, in accordance with the original text of the corresponding minutes.

Mr. Francisco Javier Lopez Segura
Secretary of the Board of Directors.

English Translation

ATTENDANCE LIST OF SHAREHOLDERS THAT WERE PRESENT A THE SPECIAL SHAREHOLDERS´ MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD AT 10:30 A.M. ON APRIL 25, 2002.

SHAREHOLDER	SHARES AND VOTES	SERIES	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. Represented by -- Angel Hernández Salazar and/or Ricardo Velásquez López	46,373,486	"L"	[signed]
BANCO NACIONAL DE MEXICO, S.A. DE C.V. Represented by -- Juan Merlos Estrada and/or Ricardo Velázquez López and/or Angel Hernández Salazar and/or Luis Felipe Vallarino Medina and/or Altagracia Gutiérrez and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Antonio Guadarrama Rodríguez and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Sthepan Peeters Nollet and/or Fernanda Palomar Naulart and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes and/or Juan Manuel Márquez Rodríguez	10,609,283	"L"	[signed]
BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER Represented by -- José Angel Montaño and/or Rodrigo G. Jiménez Santos and/or Elizabeth Barrera Aguilar and/or Carlos Pérezalonso Eguía and/or Ramón Campos Hernández and/or Carlos A. Sámano Caballero	1,184,562	"L"	[not signed]

CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V. Represented by -- Carlos A. Samano Caballero and/or José Angel Montaño and/or Rodrigo G. Jiménez and/or Elizabeth Barrera Aguilar and/or Carlos M. Perezalonso and/or Ramón Campos	86,000	"L"	[not signed]
CITIBANK MEXICO, S.A. DE C.V., GRUPO FINANCIERO CITIBANK Represented by -- Altagracia Gutiérrez García and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velázquez López and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Antonio Guadarrama Rodríguez and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Sthepan Peeters Nollet and/or Fernanda Palomar Naulart and/or Luis Felipe Vallarino Medina and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes and/or Juan Manuel Márquez Rodríguez	7,291,132	"L"	[signed]
SCOTIA INVERLAT CASA DE BOLSA S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT Represented by -- Claudia Canchola Gutiérrez and/or Ana Gabriela Oceja Ortiz and/or María José García Flores	8,007,600	"L"	[signed]
INVERSORA BURSÁTIL, S.A. DE C.V. Represented by – José Ignacio Jiménez Santos	2,763,000	"L"	[signed]

BANCO J.P. MORGAN, S.A. Represented by -- Gabriel Elías Guzmán	6,013,800	"L"	[signed]
INTERNATIONAL FINANCE CORPORATION Represented by -- Gabriel Elías Guzmán	10,869,565	"L"	[signed]
TOTAL:	**93,198,428**		

The undersigned recount clerks of the Special Shareholders' Meeting of Grupo Posadas, S.A. de C.V., held at 10:30 a.m. on April 25, 2002, hereby certify that 91,927, 866 shares were presented or represented at this shareholders′ meeting, representing 84.3% of the 108,946,855 shares that form the series "L" capital stock of the Company.

RECOUNT CLERKS

[illegible signature]
C.P. Gabriel Elías Guzmán

[illegible signature]
Lic. Roberto Galindo López

English Translation

[Letterhead of Grupo Posadas]

April 25, 2002

NATIONAL BANKING AND SECURITIES COMMISSION

Dear Sirs:

I hereby submit copies of the minutes and attendance lists to the Grupo Posadas's Extraordinary, Special and General Ordinary Shareholders' Meetings held today at 10:00, 10:30 and 11:00 a.m., respectively.

Sincerely,

[signature]

Lic. Francisco Javier Lopez Segura
Secretary of the Board of Directors

Enclosures: As indicated.

English Translation

[Letterhead of Grupo Posadas]

April 25, 2002

MEXICAN STOCK EXCHANGE

Dear Sirs:

I hereby submit copies of the minutes and attendance lists to the Grupo Posadas's Extraordinary, Special and General Ordinary Shareholders' Meetings held today at 10:00, 10:30 and 11:00 a.m.

Sincerely,

[signature]

Lic. Francisco Javier Lopez Segura
Secretary of the Board of Directors

Enclosures: As indicated.

Annual Report 2001

2

Growth

POSADAS

G r o w t h

The key word for Grupo Posadas in 2001 was Growth

...customer service
...the sales concept
...projects that enhance Franchise Value
...new hotels opening their doors
...signed contracts that expand our number of rooms



21
23
28
34
41
39
44
46
90
91
92
93
94
95
96
97

POSADAS



Number
of Hotels
52
59
61
67
77*
95*
110*
98
99
00
01
02
03
04

*Projected

CÆSAR PARK
HOTELS & RESORTS

FIESTAMERICANA
HOTELS & RESORTS

FIESTAMERICANA Grand
HOTELS & RESORTS

CÆSAR BUSINESS
HOTELS

FIESTA INN
HOTELES

FIESTAMERICANA
VACATION CLUB

THE EXPLOREAN
HOTELES



Fiesta Americana Mérida, Yucatán, Mexico

With more than

20 years experience,

Fiesta Americana

is recognized as

Mexico's leading hotel chain

and the one

most recommended

by travel agents

in Mexico and in the US.

"Our meeting was a great success thanks to the willingness and professionalism of the entire team and the attention they paid to even the smallest detail. We hope to have the opportunity to come back to Fiesta Americana for one of our future events. All of us were extremely satisfied."

Mary Martínez
Coordinator of Latin American Events
GE Power Systems

FIESTAMERICANA®
HOTELS & RESORTS

Income Fiesta Americana
(Millions of Constant pesos as of December 31, 2001)



2,500
2,000
1,500
1,000
500
0
2,356
2,277
2,514
2,250
98
99
00
01

Income Fiesta Inn
(Millions of Constant pesos as of December 31, 2001)



1,500
1,200
900
600
300
0
823
988
1,175
1,322
98
99
00
01

Hotels by Brand

Through December 2001

	FIESTAMERICANA HOTELS & RESORTS	FIESTAMERICANA HOTELS & RESORTS Grand	FIESTA INN HOTELES
Mexico	16	3	35
United States	-	-	-
Latin America	-	-	-
Total	16	3	35*

* Includes Aeropuerto Plaza (operated by Fiesta Inn), Holiday Inn Mérida.
* Includes one hotel opened in January 2002, Fiesta Inn Hermosillo.
** Includes Caesar Park Fortaleza, hotel operated under license of the brand.

Relevant Figures

Millions of Constant pesos as of December 31, 2001

	2001	2000	Real Var. (%)
Total Revenue ($)	3,559.9	3,694.4	-3.6
Operating Profit ($)	619.3	695.7	-11.0
Operating Margin (%)	17.4	18.8	-1.4 points
Majority Net Profit ($)	91.0	148.2	-38.6
Net Resources Generated by Operations ($)	384.1	697.3	-44.9
Cash Flow from Operations* ($)	587.2	959.3	-38.8
EBITDA ($)	899.8	925.2	-2.7
EBITDA (US Dlls.)	94.0	91.1	3.2
Total Liabilities/Total Assets	0.58	0.60	
Bank Liabilities/Total Assets	0.40	0.41	

*Net resources generated by operations + interest paid + net currency exchange loss - Repomo

CÆSAR PARK HOTELS & RESORTS	CÆSAR BUSINESS HOTELS	EXPLOREAN HOTELES	POSADAS USA	Total
-	-	1	-	55
-	-	-	7	7
5	1	-	-	6
5**	1	1	7	68*



Fiesta Americana Grand Chapultepec Mexico City, Mexico

Fiesta Americana is the answer to the growing number of international travelers who want

luxury and exclusive service.

Although these hotels share the Fiesta Americana brand's identity and values, they are distinguished by their spectacular size, design and unmatched facilities, offering guests a unique hospitality experience of comfort and convenience.

"I would like to say thank you for everything you provided our group. We loved the hotel, and the banquet was first-class. We had a wonderful experience, and all the comments about the hotel were extremely positive. We will definitely be back in the future to bring other groups to Fiesta Americana when we have the opportunity."

Celece Seegmiller
Operations Manager
Southern Utah Heritage Choir

FIESTAMERICANA® Grand
HOTELS & RESORTS

Dear Shareholders:



Gastón Azcárraga
Chairman & CEO

2001 was a hard year to evaluate. On the one hand the company reported excellent results and historic achievements, bringing us much closer to our goal of being a leading hotel operator in Latin America. However, on the other hand the company was also clearly pressured by the recession in the United States and the consequences stemming from the September 11th terrorist attack.

Fortunately, work had already been done to assure the company had the strengths it needed for navigating troubled waters, adapting to changes, and jumping on opportunities.

2001 was a year that demanded constant flexibility to evolving technologies, markets, customer tastes and preferences, and political and economic events that reshaped the landscape in which Grupo Posadas' team had to work. Faced with this situation, we focused our energies on what was really important; in other words, on what truly generated value for the organization.

Given that, our priorities for the year were:

- Growing our presence in Mexico and South America.
- Safeguarding our financial position.
- Good service.
- Full adoption of a sales philosophy that builds another competitive advantage for the company.
- A more efficient administration of the business and better cost control.
- Strengthening guest and investor perception of the clear competitive advantages of our brands.

The focus on these priorities helped the company consolidate a few vital issues for Grupo Posadas' mid-to long-term future and reach one of our most pressing immediate objectives as well: Breaking the 100 million dollar mark in EBITDA -a figure we surpassed in April.

It should be mentioned that our results for the year do not show significant variations compared to the previous period. If certain destinations were more affected than others by the economic slowdown that began last August, it is clear that the property mix between city and beach hotels, as well as the presence of Fiesta Inn in mid-sized cities, allowed the company to more effectively deal with market shifts.

Within this context, as of December 31, 2001, Grupo Posadas registered a Total Income of 3,559.9 million pesos and an Operating Margin of 17.4%. EBITDA, which dropped after the September events, was 94 million dollars at year's end, bettering 2000's results by 3.2 percent.

For its part, the company's financial position continued to grow stronger and provide greater support for the company's projected growth plans. Net Debt for the year was 369.8 millions of dollars, while Assets reached 977.2 millions of dollars.

Milestones for the Year

Holding to our plans and strategy and staying focused on a just a few things that generate value for the organization, enabled us to reach new goals in all areas. Among the many accomplishments detailed in the Grupo Posadas 2001 Annual Report we can highlight the following as examples:

In Hotel Operations:

- An aggressive sales strategy promoting greater focus on markets and customers turned in positive results and strengthened an already powerful business platform. Together with other efforts, the guidance of over 400 employees in the use of Posadas' Sales Methodology impacted second half business figures. Combined with other sales tools like revenue management, e-business and joint commercial ventures, the idea is to join forces to sell more by selling better.
- The consolidation of the regional model that facilitated the integration of hotels, regions and the Corporate Office, provided quicker response time for dealing with the unexpected, and deeper support for decision making.
- Conserving Fiesta Americana's and Fiesta Inn's REVPAR leadership in a broad range of destinations.
- Our operating teams that demonstrated they had the right resources when reacting to the consequences of September 11th. Greater commercial aggressiveness and careful price adjustments created the necessary armor for doing battle in this business environment.
- A series of successful negotiations and productive alliances in the Wholesale and Group markets allowed the company to maintain volumes and occupation levels into the fourth quarter of the year.
- The sales levels at Fiesta Americana Vacation Club, which reached 20 million dollars in 2001. FAVC became Grupo Posadas' second largest producer of room nights to Fiesta Americana and Fiesta Inn hotels.

In Franchise:

- Introducing the Caesar Business brand into the Brazilian market with the opening of Caesar Business Sao Paulo International Airport.
- The excellent positioning of Fiesta Americana in the annual Top of Mind survey. Fiesta Americana was not only first in the minds of consumers, but also showed a good distance from its closest competitor. Fiesta Inn also registered a significant advance with corporate travelers.
- A 31% conversion rate (number calls that actually result in reservations) by Posadas' Distribution Network -the company's all-time best.
- The implementation of the revenue management system in 34 hotels, resulting in an average 6% increase in REVPAR.
- The configuration of the Central Inventory, a vital project that was tested in two hotels and which should be fully functional by mid-2002. The impact on results -which have to do directly with REVPAR- will need to be measured during this period.

• 3.7 million dollars in online sales. Having grown exponentially over the last three years, during 2001 this distribution channel received nearly 2.5 million visits and accounted for sales of more than 23,000 rooms.
• 38% overall growth in the database for Fiesta Rewards -the leading frequent guest program in the market- and the launching of Caesar Rewards that will follow a similar operating strategy as Fiesta Rewards for South America.

In Development:

• The opening of Fiesta Americana Grand Chapultepec Mexico City, Caesar Park and Caesar Business Sao Paulo International Airport (Brazil), and three new Fiesta Inns: Periférico Sur (Mexico City), Nuevo Laredo (Tamaulipas), and Veracruz Centro (Veracruz).
• Finishing the design of a Fiesta Inn product that adapts the Business Class concept to smaller cities than are normally targeted for the brand. The model has been an immediate success -nearly half a dozen contracts are already signed for building the first links in this chain of new generation hotels.
• And, the most impressive item of the year: The signing of 21 contracts. These agreements will add some 2,900 new rooms for the company and bring the total number of hotels to nearly 100 by 2003.

In Finance:

• The most important negotiation in the company's history for restructuring 180 million dollars of debt.
• The renovation of the corporate structure. A simpler, more streamlined administration gives the company greater agility in counteracting today's economic situation.
• Vigilance, foresight and solid work in preserving the organization's financial health allowed the Group to recover quickly from the effects of September 11th. This gave Posadas a special place in the tourist sector, which found itself faced with a particularly complicated set of circumstances.

Grow and generate profit with the best service and team is how to be the most successful hotel company in Latin America.

EBITDA

In Millions of dollars as of December 31, 2001


100
80
60
40
20
0
49.0
61.9
77.8
91.1
94.0
97
98
99
00
01

As with the day-to-day operation, the overriding objective on all of these fronts was to continue building a sound hotel company capable of constantly adding new attractions for its guests, business partners, employees and investors.

Given that 96% of our growth capital comes from third parties, our growth figures reflect a remarkable level of investor confidence, and credibility with a growing number of shareholders who believe in the ability of our brands to generate superior returns.

In summary, Posadas' expansion is a result of the strength of what it offers the Latin American market, its clear, convincing growth strategies, its experience as a hotel operator, its talented team of executives and frontliners, and the increasing strength of its brands and products.

Continuity and Focus

The business outlook we see for the company is a fascinating one. The horizon we envision is defined by the continuity of key projects for our future, maintaining our focus on a few important items -like the surest way to generate value for the operation- and the enormous operating challenge of opening of nearly 30 hotels over the next three years.

Due to that, one of the tasks that will need to be taken on is the detection, cultivation and permanent recognition of talent -that indispensable ingredient that distinguishes Grupo Posadas in today's hotel business.

The company is already working on it. This year we held the second Five Suns award ceremony, in which we honored: The Best Business Strategy (Fiesta Inn San Luis Potosí); The Best Effort in Guest Satisfaction (Fiesta Americana Mérida, Fiesta Inn Xalapa and Caesar Park Ipanema); Most Outstanding Team Effort in Process Improvement (Central Region and its hotels); and The Best Coach (General Management, Fiesta Americana Puerto Vallarta). We also acknowledged efforts in sales and guest data management.

The pride and results of these winning teams leave no doubt that Grupo Posadas is a successful company with talented collaborators, and that it is an example for other organizations to follow in Latin America today.

Naturally there are still important things to do, such as: Fortify our benchmarking efforts, consolidate key alliances, develop a real passion for sales, deepen awareness about the enormous value of guest and client data, and assume sole responsibility for developing the team we need to sustain our growth.

Grupo Posadas' best weapons for obtaining these objectives and continuing to build its position of leadership in 2002 are: Its hotels, the reputation and prestige of its brands, greater guest loyalty, high investor and shareholder confidence, and a team of collaborators always willing to learn and sharpen their skills.

It is with these strengths that Posadas has conquered the position it now holds as a company whose strategic vision remains unaltered: Create value and increase profits for continued growth.

Gastón Azcárraga,
Chairman & CEO
Grupo Posadas



Fiesta Americana Grand Coral Beach Cancun, Quintana Roo, Mexico

The Grupo Posadas Vacation Club
brings 40 guaranteed years of

unforgettable family vacation fun.

FAVC is operated using a points system and an extensive network of partner properties, assuring members a wide range of choices and flexibility. These qualities have made FAVC the best option in the world of vacation ownership plans.

"Last June we bought our points package in your lovely Fiesta Americana Grand Los Cabos. Now, having used our membership, we would like to let you know that you have a first-class team to match a first-class property. You can bet that we will recommend Fiesta Americana Vacation Club highly to all our acquaintances."

Jim and Diana Straus
San Diego, California.
Members since June 2000

FIESTAMERICANA®
VACATION CLUB

Business focus as a competitive advantage

As soon as operational, product quality and brand recognition issues were consolidated and resolved, the Group's business strategy then became the focal point as another competitive advantage.

The focus and application of the Posadas Sales Methodology offered new strengths for dealing with customers and distribution channels. It was precisely with this new power that we dealt with the events following 9/11. The quick, individual response capability of each hotel, and of the company in general, enabled Posadas to effectively counteract the negative impact -in business, operations and costs- that set the tourist industry on its heals.

Thanks to this, Posadas can report good operating results for the period. Suffice it to say that in the case of city hotels, Fiesta Americana and Fiesta Inn maintained their leadership in REVPAR with an average increase of six percent.

Operations

...Concentration

During the year we concentrated our attention on actions that would have a tangible affect on the company's operating results.

These activities included:

- The consolidation of the regional management model, which has given the company and its hotels greater response capability and deeper support in decision-making.
- Negotiations in the wholesale market that today allow Posadas' hotels to be part of a select inventory handled by the three largest wholesalers. What results from this its better occupancies and a more carefully tuned rate management for dealing with the competition.
- The conquering of new positions in the Groups USA area, enabling us to take advantage of business opportunities in the American market.
- Closer client relations in Groups Mexico through partnerships with travel agencies and companies.

...Costs

Dedicated to generating value, a special effort began for finding ways to control costs, particularly in the area of indirect expenditures. The scope, geographic coverage of the hotel network, and clear grasp of product profile, assure this effort to be yet another competitive advantage for Grupo Posadas' operation.

The goal is to achieve a new improvement in hotel profitability and build an additional attraction for investors, who found yet another reason to keep their capital in Posadas. If what the company offers in operation, return, quality, brand and product recognition, and the talent of its team, are already recognized in Latin America, the permanent addition of new competitive advantages is the factor which has allowed the company to not only maintain its positions, but to also conquer new ones.

The Explorean continued to offer a private label product to leisure travelers who prefer unique experiences, and couples seeking a romantic setting. More aggressive marketing and the design of all-inclusive packages increased the share of this "fine resort" in the national segment, where a significant part of the brand's sales efforts were focused.



FIESTAMERICANA HOTELS & RESORTS

FIESTA INN HOTELES

CÆSAR PARK HOTELS & RESORTS

Fiesta Americana maintained its top brand recognition with consumers. The brand recorded occupation rates of close to 62% and 2,250.3 million pesos in income. Gross Operating Profit (GOP) was 832.5 million pesos.

2001 being the challenging year that it was, these results can be attributed to, among other things, better rate management and marketing strategies, more adequate business plans for city and beach properties, the application of productivity measures that now form part of the company's culture, and the brand's solid market image -a prestige that was expanded with the opening of Fiesta Americana's new flagship hotel, Fiesta Americana Grand Chapultepec, Mexico City.

Building on this platform, the brand plans to implement a new improvement process that will perfect the benefits offered to corporate and leisure travelers in its "full service" category of hotels in business centers and the upper-middle income market.

With a superior level of brand recognition in its category, Fiesta Inn continued growing in 2001. The opening of three hotels increases the brand's presence to 34 units and 5,324 rooms -a number that promises to increase considerably between 2002 and 2004.

On average, Fiesta Inn's occupation levels were 65%, slightly higher than in 2000. Consolidated Income (including Holiday Inn and Aeropuerto Plaza operations) reached 1,322.4 million pesos, which represents a 13% increase compared to the previous year. Finally, GOP grew more than nine percent.

The chain's results and projected growth confirm Fiesta Inn as the right product, with the right image, at the right time. That said, it is a winning brand even in hard times. One of its product's strengths is that its business is generated in it own destinations. Plus, wherever Grupo Posadas' Business Class hotels are found, they almost always hold an upper hand to the competition.



Fiesta Americana Puebla La Vista, Puebla, Mexico

Thanks to investments and remodeling done during 2000, Caesar Park managed to increase its competitiveness and market share in Brazil and Argentina, in spite of a difficult economic situation, increased competition, and reduced corporate travel expenditures.

These results were driven by a refocus on markets. Groups and events took on a whole new importance. Additionally, the application of the new Posadas Sales Methodology generated much closer customer relations.

The implementation of the Corporate Business Structure, which is destined to drive near future hotel growth in the region, gives special attention to key accounts in those



Fiesta Inn Monterrey Norte, Nuevo León, Mexico

CÆSAR BUSINESS®
HOTELS

POSADAS USA

segments of greatest interest. This structure is also enabling Posadas to broaden its presence in Sao Paulo and other Brazilian capital cities with growing group businesses.

After evaluating the recessionary effects and related consequences of September 11th, Caesar Park has the opportunity to analyze what its hotel brand is and what it should be. Until now Caesar Park has been a pricey, boutique luxury chain focused on the upscale international business traveler. However, these hotels are beginning to broaden their horizon and market. Thanks to more aggressive marketing, in 2001, Caesar Park Sao Paulo started to successfully handle groups.

With sights firmly set on the Brazilian market, Caesar Business' growth push will take place over the two-year period 2002 - 2004. After this the brand will have 12 hotels in different Brazilian cities, as well as its first in Santiago, Chile.

The most significant events for Caesar Business in 2001 were clearly the opening of Caesar Business Sao Paulo International Airport and the launching of Caesar Rewards, the South America frequent traveler program.

This Caesar Business brand will not only be a powerful growth motor for Grupo Posadas in the region, but will also play a decisive role in Posadas' conquest of the South American market, especially Brazil. It is the ideal product for generating new business and the critical mass for finally cementing the company's presence in that market. The main challenge for sustaining growth in a region where qualified hospitality professionals are scarce, will be to assure excellence in the training of each team.



Caesar Business Sao Paulo International Airport, Sao Paulo, Brazil



Caesar Park Ipanema, Río de Janeiro, Brazil

Among the Group's seven hotels operating in southern United States, Residence Inn McAllen once again reported the highest occupation levels, maintaining its impressive 91% average. We should mention that the two hotels located on South Padre Island were severely affected by the collapse of the bridge connecting to the mainland, and that their re-launching will be a priority for 2002.

Posadas USA's consolidated results registered an average 66% occupancy rate for the year. Until September, REVPAR had increased 3.7%, while general trends in the industry demonstrated drops of between four and six percent.

The ability to drive REVPAR during difficult times, meeting the remodeling deadlines for the rooms at Holiday Inn McAllen Civic Center and Holiday Inn Laredo Civic Center, an enhanced management team, and favorable guest satisfaction levels -particularly at Residence Inn and the two renovated hotels- are but a few of the reasons why Posadas USA's product mix drives the results it does.


FIESTA Rewards
FIESTA INN.

Fiesta Inn Toluca, Estado de México, Mexico

Clearly positioned
as the Business Class
chain of hotels,
Fiesta Inn is

the corporate traveler's best choice

when looking
for functional,
business-oriented
facilities with the best
cost/value ratio.
Fiesta Inn is also
Mexico's largest
and fastest-growing
hotel chain.

"I would like to express my appreciation for the professionalism and high ethical standards that I always experience during my stays at Fiesta Inn hotels. As a guest, it helps me to feel at home even when I am many miles away from home."

Jesús Flores León

FIESTA INN®
HOTELES

Capitalizing on knowledge

The mission of the Grupo Posadas Franchise is "To function and serve as the area which capitalizes on the company's knowledge base." For this reason, each project plays an essential role in consolidating our leadership position in Mexico and Latin America.

To add value to our hotel operation and brands during this past year, both focus and objectives essentially remained the same for Franchises. Brand management, distribution systems, developing marketing programs and products, integrating new technologies, and training and empowering our human resources.

Various projects contributed value to key areas of the operation, such as for our Fiesta Americana and Fiesta Inn brands in Mexico, and Caesar Park and Caesar Business -two brands which were launched during 2001- in South America.

Value for the Operation

...Maximizing revenue

After five years of development, we have entered into the implementation phase of our Central Inventory System. Significantly contributing to the consolidation of Grupo Posadas' Distribution Network.

The Central Inventory System ensures improved customer service by providing centralized access to all our databases, including travel agencies, Guest History, Fiesta Rewards and companies.

The Central Inventory was successfully tested in two pilot hotels, and will be fully operational by mid-2002.

With full information on rates and availability, the system enables the sales team to fill every room through any distribution channel at the best possible rate.

By integrating the Reservations System with revenue management (a tool that indicates the optimum method for selling room nights faster and at the best price), the sales teams can more effectively concentrate efforts on a primary goal, namely maximizing revenue. The use of revenue management in 34 hotels during 2001 allowed us to achieve a 6% increase in REVPAR in our city hotels.



FIESTA Rewards

CÆSAR Rewards

Rewarding guest loyalty

Fiesta Rewards -our frequent guest incentive program that awards business travelers with one point for every peso they spend in any area of our hotels- expanded its rewards catalogue and number of allied service partners and select companies.

The Fiesta Rewards system makes it easy to accumulate and redeem points. Over the year, we increased our frequent guest database by nearly 38%, giving us a 65% market share of frequent travelers in four-and five-star hotels. Fiesta Rewards generated 33% of occupation at Fiesta Inn and 23% at Fiesta Americana, making this product our top asset for Grupo Posadas' city hotels.

In 2001, our South American hotels started a similar program, Caesar Rewards, which fully capitalizes on Fiesta Rewards advantages and brand recognition. Caesar Rewards is a "twin" program to Fiesta Rewards, and currently has 19,000 members.

Customer key information

2001 also saw the launching of our Guest History database. Integrating key guest information gathered at each hotel, this system began nourishing a master database that will be strategic for the Group's future. Priority was given to operational follow-up, monitoring and accuracy in data management.

The database will soon become the starting point for new business and marketing plans guided by felt customer needs. It will also be capitalized to the fullest extent in all areas of guest contact. Together with Central Inventory, comprehensive use of Guest History will provide leverage to optimize our reservation and reception processes. And finally, refining personal contact with our guests will help us to truly offer the differentiated service we seek.

Fiesta Rewards
Growth in Number of Members (total base)


800,000
700,000
600,000
500,000
400,000
300,000
0
493,666
598,277
825,281
99
00
01



Spontaneous Brand Recognition
Top of Mind Business Travelers
%
30
25
20
15
10
5
0
26%
17%
10%
8%
8%
6%
3%
Fiesta Americana
Holiday Inn
Fiesta Inn
Camino Real
Sheraton
Hyatt
Intercontinental



Spontaneous Brand Recognition
Top of Mind Leisure Travelers
%
30
25
20
15
10
5
0
24%
14%
9%
8%
7%
6%
Fiesta Americana
Holiday Inn
Camino Real
Sheraton
Hyatt
Intercontinental

Brand recognition

This year's Top of Mind brand recognition survey revealed an excellent positioning for Fiesta Americana. The results highlight Fiesta Americana's leading position, nine percentage points higher than our closest competitor in the business sector, and ten in the leisure segment. The study also shows upward movement for Fiesta Inn, especially among business travelers.

...The quality guest experience

Grupo Posadas and its hotels continually do research into what is critical for our guests and what nurtures their loyalty to the company's brands. We also passionately work to assure consistency between service promised and service received from each hotel brand. To accomplish these tasks during 2001 we developed the *Prometeo* Communication System.

Prometeo helps us minimize any product and service differences between hotels within the same brand. In addition to operating as a preventive warning system for ensuring complete guest satisfaction, it helps deliver the level of service that is fully consistent with brand image and a zero-defect philosophy.

This quality assurance system also allows us to follow each hotel's performance and apply inter-hotel benchmarking based on international standards. The full application of this system in 2002 will be vital to a regional organization focused on growing its current portfolio of over 75 hotels to more than 100 by 2004.

FIESTAMERICANA
VACATION CLUB

During the first half of 2001, Fiesta Americana Vacation Club reported a 30% increase in sales, reaching 20 million dollars. As positive as the first two quarters were, the second half of the year was largely dedicated to finding ways to deal with the slowdown in the US economy.

Efficient sales practices and marketing programs led to new customers and new opportunities in a variety of markets. Plus, they generated 4,000 packages and around 20,000 nights more than last year, making FAVC the Group's second-largest wholesaler.

80% of FAVC's more than 3,000 members say they are "very satisfied" with the Vacation Club and its point system. This approval level underscores a positive future for a club that increased its inventory in 2001 with the opening of Fiesta Americana Grand Los Cabos, and construction on the first units at Fiesta Americana Cancun.



...Distribution network

Posadas' Distribution Network achievements were important for the year's results. Reservation Central's maintained a 32%, contribution to hotel income, or one third of sales.

Conversion rates during 2001 reached historic levels of 31%. In the Mexico Central the conversion of calls to reservations grew by 2.3 points, while the USA Central showed a 1.8 points increase. Costs for reserving dropped seven percent.

Rooms generated by Fiesta Incentives Program affiliated travel agents increased by 31% over the previous year.

Grupo Posadas' websites received 2.5 million visits, resulting in 23,000 room nights (100% more than the previous year), and sales of 3.7 million dollars. Given that the Internet represents a low-cost per-transaction distribution channel, the company continues to pursue increased sales through this channel. To achieve that, we are working to facilitate surfing and information searches for the user. Actions were carried out to broaden our online presence in the South American market (Portuguese versions were loaded onto the Corporate and Caesar Park sites in July), and a more functional version of our web pages was developed for 2002.



Caesar Park Ipanema, Río de Janeiro, Brazil

G r o w t h

A record year

The signing of 21 contracts -which translates into nearly 2,900 rooms- means 2001 was a period of extraordinary growth. Four Fiesta Americanas, seven Fiesta Inns, nine Caesar Businesses in Brazil and one in Chile, join other properties already under construction, representing an overall investment of 270 million dollars. By 2003 Grupo Posadas' property portfolio will reach almost 100 hotels.

To this we need to add 102 new hotel modules at the Fiesta Americana Vacation Club in Los Cabos, which is next to the Fiesta Americana Grand Los Cabos, and the construction of the first vacation club units in Cancun, projected for the end of this year.

The Group's hotel growth -supported almost totally by third-party capital- once again demonstrates the confidence both new and veteran investors in Mexico and Latin America, have in Grupo Posadas and its ability to generate superior returns compared to the competition.

Growth in Number of Hotels 2000-2004


120
100
80
60
40
20
0
61
67
77*
95*
110*
00
01
02
03
04

* Projected


FIESTAMERICANA

One of the main events of the year was the opening of Fiesta Americana Grand Chapultepec. This imposing property is the brand's third "Grand" and the flagship the company needed in Mexico City.

Latin American projection...

Percentage of Grupo Posadas' Hotel Inventory by Regions


Mexico
40%
Latin America
55%
USA
5%

Balance

Posadas' approach to a good portfolio in Mexico is maintaining equilibrium between city and beach hotels. This balanced formula, which includes significant coverage in mid-sized cities, was key for the company successfully facing market shifts in 2001, including the events of September 11th.

Today's expansion into Latin America is also guided by the same balanced inventory philosophy. Effectively implementing this approach throughout the region will also fortify against market shifts there and an international competition that is getting tougher everyday.



Caesar Business Sao Paulo International Airport, Sao Paulo, Brazil

Caesar Business

is the first Business Class

brand of hotels

in South America.

"Designed for working people"

like Fiesta Inn,

Caesar Business

makes doing business easier.

"I would like to express my gratitude to everyone who makes my stay a pleasant one every time. Everyone from the reception staff to the bellboys to the housekeeper is exceptional!"

Dulce Cárdenas
Federal Express

CÆSAR BUSINESS®
HOTELS

Fiesta Inn
Growth in Number of Rooms 1999-2003



7,500
6,000
4,500
3,000
1,500
0
3,945
4,518
5,324
6,166*
6,791*
99
00
01
02
03

* Projected through December 2001

Caesar Business
Projected Room Growth 2001-2004



13
10
7
4
1
0
1
3*
9*
12*
01
02
03
04

* Projected through December 2001

New concepts

The opening of Caesar Park and Caesar Business Sao Paulo International Airport marked the launch of the new Caesar Park brand concept. Distinguished by different markets, rates and categories, these two hotels share location, service areas and staff. The same concept is duplicated in Fiesta Americana and Fiesta Inn Santa Fe. In both instances, the challenge is to convey the unique benefits of each brand to the consumer. In view of the market's increasingly clear perception of Posadas brand profile and customer commitment, this is a task within reach.

The same brand strength will be tapped to design a Fiesta Inn product for smaller cities than traditionally targeted. At least a dozen locations with sufficient profit potential are envisioned for this new model of the Posadas Business Class hotel. The selected cities do not yet have hotel service of this type with consistent quality. Among the contracts already signed, several are for this concept that will inaugurate a fresh phase of growth for Fiesta Inn in Mexico.

Openings 2001

- Fiesta Americana Grand Chapultepec
- Fiesta Inn Veracruz Centro
- Fiesta Inn Periférico Sur
- Fiesta Inn Nuevo Laredo
- Caesar Park Sao Paulo International Airport
- Caesar Business Sao Paulo International Airport



Fiesta Americana Grand Chapultepec, Mexico City, Mexico



Fiesta Inn Veracruz Centro, Veracruz, Mexico



Fiesta Inn Nuevo Laredo, Tamaulipas, Mexico



Caesar Park Sao Paulo International Airport, Sao Paulo, Brazil



Fiesta Inn Periférico Sur, Mexico City, Mexico



Caesar Business Sao Paulo International Airport, Sao Paulo, Brazil

34



The Explorean Kohunlich, Chetumal, Quintana Roo, Mexico

The Explorean,

a new generation

of fine resorts,

located in remote areas of spectacular natural beauty,

offers the ideal alternative

for anyone looking for

a uniquely

romantic, exclusive,

luxurious experience.

"The facilities, the service, the concept... everything about Kohunlich is fabulous. It's more an experience than a resort. The location is magical, the operation first-class, the staff fantastic. A perfect combination for enjoying nature in a totally different way."

Manuel Lazcano
Professional diver

THE EXPLOREAN® HOTELES

Board of Directors

MEMBERS OF THE BOARD

Gastón Azcárraga Andrade
Chairman & CEO, Grupo Posadas

Enrique Azcárraga Andrade
CEO, EXIO, S.C.

Pablo Azcárraga Andrade
Vicepresident Hotel Operations, Grupo Posadas

Carlos Bustamante Anchondo
Private Investor

Fernando Chico Pardo
President, Promecap, S.C.

Alejandro Chouza Azcárraga
Private Investor †

Carlos Llano Cifuentes
Upper Boards Member, IPADE,
an Pan American University

Antonio Madero Bracho
Chairman & CEO, Corporación
Industrial SANLUIS, S.A. de C.V.

Esteban Malpica Fomperosa
Executive Vicepresident,
Grupo Financiero Banamex-Accival

Salvador Oñate Ascencio
Chairman & CEO, Promotora
y Asesoría Comercial del Bajío, S.A. de C.V.

Joaquín Vargas Guajardo
Chairman & CEO, MVS
Comunicaciones

ALTERNATE BOARD MEMBERS

José Carlos Azcárraga Andrade
Javier Barrera Segura
Michel Montant Carón
Jorge Carvallo Couttolenc
Mark Langdale
Manuel Borja Chico

COMMISSIONER

Fernando Loera Aguilar

SECRETARY

Francisco J. López Segura

Grupo Posadas Executive Commitee



Jorge Carvallo
Vicepresident
Development

Michel Montant
Vicepresident
City Hotels

Pablo Azcárraga
Vicepresident
Hotel Operations

Gastón Azcárraga
Chairman & CEO

Javier Barrera
Vicepresident
Franchise

Manuel Borja
Vicepresident
Finances

Mark Langdale
Vicepresident
Posadas USA

Our Brands

Vision

- Develop valuable brands that speak to the consumer's preference today, tomorrow and always, over other hotel chains.
- Consolidate a portfolio of clearly defined, consistent and well differentiated brands that are the best option for the investor in each market.
- Have a broad portfolio of flexible brands that enables us to consolidate our leadership in Latin America.
- Have the best team of collaborators in the industry for guaranteeing the fulfillment of each brand's promise to their target market

POSADAS®

FIESTAMERICANA® HOTELS & RESORTS

CÆSAR PARK® HOTELS & RESORTS

FIESTA INN® HOTELES

CÆSAR BUSINESS® HOTELS

THE EXPLOREAN® HOTELES

FIESTAMERICANA® HOTELS & RESORTS Grand

FIESTAMERICANA® VACATION CLUB

Hotels Directory

FIESTAMERICANA
HOTELS & RESORTS

Fiesta Americana Aguascalientes
Calle Laureles s/n.
C.P. 20000, Aguascalientes, Ags.
Tel. (449) 918 60 10
Fax (449) 918 51 18

Fiesta Americana Cancún
Blvd. Kukulkán Km. 8.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 14 00
Fax (998) 881 14 01

Fiesta Americana Centro Monterrey
Av. Corregidora Nº 519 Oriente,
Zona Centro.
C.P. 64000, Monterrey, N.L.
Tel. (81) 83 19 09 00
Fax (81) 83 19 09 19

Fiesta Americana Condesa Acapulco
Av. Costera Miguel Alemán Nº 97.
C.P. 33390, Acapulco, Gro.
Tel. (744) 484 28 28
Fax (744) 484 28 78

Fiesta Americana Condesa Cancún
Blvd. Kukulkán Km. 16.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 42 00
Fax (998) 885 18 00

Fiesta Americana Cozumel Dive Resort
Carretera a Chankanaab Km. 7.5.
C.P. 77600, Cozumel, Q.R.
Tel. (987) 872 26 22
Fax (987) 872 26 66

Fiesta Americana Guadalajara
Aurelio Aceves Nº 225, Glorieta Minerva,
Col. Vallarta Poniente.
C.P. 44110, Guadalajara, Jal.
Tel. (33) 38 25 34 34
Fax (33) 36 15 65 61

Fiesta Americana Hermosillo
Blvd. Eusebio Kino Nº 369, Col. Lomas Pitic.
C.P. 83010, Hermosillo, Son.
Tel. (662) 259 60 00
Fax (662) 259 60 61

Fiesta Americana León
Blvd. Adolfo López Mateos Nº 1102 Oriente,
Col. Los Gavilanes
C.P. 37270, León, Gto.
Tel. (477) 713 60 40
Fax (477) 713 58 03

Fiesta Americana Hacienda Galindo
Carretera a Amealco Km. 5.5.
C.P. 76800, San Juan del Río, Qro.
Tel. (427) 271 82 00
Fax (427) 275 03 00

Fiesta Americana Mérida
Paseo Montejo Nº 451, Esq. Av. Colón.
C.P. 97000, Mérida, Yuc.
Tel. (999) 942 11 11
Fax (999) 942 11 12

Fiesta Americana Puebla La Vista
Blvd. Atlixcayotl Km. 5.
C.P. 72810, Puebla, Pue.
Tel. (222) 225 93 00
Fax (222) 225 93 01

Fiesta Americana Puerto Vallarta
Av. Francisco Medina Asencio Km. 2.5.
C.P. 48300, Puerto Vallarta, Jal.
Tel. (322) 224 20 10
Fax (322) 224 21 08

Fiesta Americana Reforma
Av. Paseo de la Reforma Nº 80, Col. Juárez.
C.P. 06600, México, D.F.
Tel. (55) 5140 41 00
Fax (55) 5140 41 40

Fiesta Americana Veracruz
Prol. Blvd. Manuel Avila Camacho s/n,
Fracc. Costa de Oro.
C.P. 94299, Boca del Río, Ver.
Tel. (229) 989 89 89
Fax (229) 989 89 06

Other Hotels operated by Fiesta Americana

Costa Maya Chinchorro Dive Resort
Carretera Mahahaual-Xcalak Km. 14.5,
Municipio Othón P. Blanco,
Punta Herradura, Q.R.
Tel. (55) 52 01 83 60

FIESTAMERICANA Grand
HOTELS & RESORTS

Fiesta Americana Grand Coral Beach Cancún
Blvd. Kukulkán Km. 9.5, Lote 6, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 81 32 00
Fax (998) 81 32 84

Fiesta Americana Grand Chapultepec
Mariano Escobedo Nº 756, Colonia Anzures.
C.P. 11590, México, D.F.
Tel. (55) 25 81 15 00
Fax (55) 25 81 15 01

Fiesta Americana Grand Los Cabos,
Hotel y Club Vacacional
Desarrollo Cabo del Sol, Carr. Transpeninsular
Km. 10.3.
C.P. 23400, Los Cabos, B.C.S.
Tel. (624) 145 62 00
Fax (624) 145 62 01

FIESTAMERICANA
VACATION CLUB

Fiesta Americana Cancún
Blvd. Kukulkán Km. 8.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 14 00
Fax (998) 881 14 01

Fiesta Americana Grand Los Cabos,
Hotel y Club Vacacional
Desarrollo Cabo del Sol, Carr. Transpeninsular
Km. 10.3.
C.P. 23400, Los Cabos, B.C.S.
Tel. (624) 145 62 00
Fax (624) 145 62 01

FIESTA INN®
HOTELES

Fiesta Inn Acapulco
Av. Costera Miguel Alemán Nº 87,
C.P. 39690 Acapulco, Gro.
Tel. (744) 435 05 00
Fax (744) 435 05 09

Fiesta Inn Aguascalientes
Mahatma Gandhi Nº 302 Sur.
C.P. 20280, Aguascalientes, Ags.
Tel. (449) 978 08 08
Fax (449) 913 77 44

Fiesta Inn Chihuahua
Blvd. Antonio Ortiz Mena Nº 2801,
Col. Quintas del Sol.
C.P. 31250, Chihuahua, Chih.
Tel. (614) 429 01 00
Fax (614) 429 01 10

Fiesta Inn Ciudad Juárez
Av. Paseo Triunfo de la República Nº 3451,
Col. Circuito Pronaf.
C.P. 32315, Ciudad Juárez, Chih.
Tel. (656) 686 07 00
Fax (656) 686 07 01

Fiesta Inn Guadalajara
Av. Mariano Otero Nº 1550, Rinconada del Sol.
C.P. 45050, Guadalajara, Jal.
Tel. (33) 36 69 32 00
Fax (33) 36 69 32 47

Fiesta Inn Hermosillo
Blvd. Eusebio Kino Nº 371, Col. Lomas Pitic,
C.P. 83010, Hermosillo, Son.
Tel. (662) 289 22 00

Fiesta Inn León
Blvd. Adolfo López Mateos Nº 2702 Oriente,
Col. Jardines de Jerez II.
C.P. 37530, León, Gto.
Tel. (477) 710 05 00
Fax (477) 710 05 06

Fiesta Inn Mazatlán
Av. Camarón Sábalo Nº 1927.
C.P. 82110, Mazatlán, Sin.
Tel. (669) 989 01 00
Fax (669) 989 01 30

Fiesta Inn Monclova
Blvd. Harold R. Pape Nº 1909,
Col. Jardines de La Salle.
C.P. 25730, Monclova, Coah.
Tel. (866) 649 49 00
Fax (866) 649 49 10

Fiesta Inn Monterrey Centro
Av. Pino Suárez Nº 1001, Col. Centro.
C.P. 64000, Monterrey, N.L.
Tel. (81) 81 50 22 00
Fax (81) 81 50 22 22

Fiesta Inn Monterrey La Fe
Carretera Miguel Alemán Km. 105, Col. La Fe.
C.P. 66486, San Nicolás de los Garza, N.L.
Tel. (81) 83 19 75 00
Fax (81) 83 19 75 10

Fiesta Inn Monterrey Norte
Av. Fidel Velázquez Nº 3000, Col. Central.
C.P. 64270, Monterrey, N.L.
Tel. (81) 83 89 89 89
Fax (81) 83 89 89 00

Fiesta Inn Monterrey Valle
Av. Lázaro Cárdenas Nº 327 Oriente,
San Pedro Garza García.
C.P. 66269, Monterrey, N.L.
Tel. (81) 83 99 15 00
Fax (81) 83 63 68 95

Fiesta Inn Morelia
Av. Ventura Puente, Col. Félix Ireta.
C.P. 58070, Morelia, Mich.
Tel. (443) 322 80 00
Fax (443) 315 02 81

Fiesta Inn Naucalpan
Calz. de la Naranja Nº 174, Fracc. Industrial
Alce Blanco.
C.P. 53370, Naucalpan, Edo. de México.
Tel. (55) 5387 99 10
Fax (55) 5359 10 15

Fiesta Inn Nuevo Laredo
Av. Reforma Nº 5530, Col. Lagos,
C.P. 88290, Nuevo Laredo, Tamps.
Tel. (867) 711 44 44
Fax (867) 711 44 00

Fiesta Inn Oaxaca
Av. Universidad Nº 140,
Ex-Hacienda de Candiani.
C.P. 68130, Oaxaca, Oax.
Tel. (951) 501 60 00
Fax (951) 501 60 05

Fiesta Inn Pachuca
Carretera México-Pachuca Km. 85.5,
Col. Venta Prieta.
C.P. 42080, Pachuca, Hgo.
Tel. (771) 711 30 11
Fax (771) 711 43 96

Fiesta Inn Perinorte
Carretera México-Querétaro Km. 32.5,
Esq. Ferrocarrilera.
C.P. 54900, Tultitlán, Edo. de México.
Tel. (55) 58 99 45 00
Fax (55) 58 99 45 17

Fiesta Inn Periférico Sur
Periférico Sur Nº 5530, Col. Pedregal de
Carrasco.
C.P. 04700, México, D.F.
Tel. (55) 50 96 93 00
Fax (55) 50 96 93 10

Fiesta Inn Puebla Las Animas
Av. 31 Poniente 3333, Esq. Blvd. Atlixco,
Col. Las Animas.
C.P. 72400, Puebla, Pue.
Tel. (222) 229 10 00
Fax (222) 229 10 16

Fiesta Inn Puebla La Noria
Calle 21 Sur Nº 4510, Esq. Circuito Juan Pablo II,
Col. Ex-Hacienda La Noria.
C.P. 72410, Puebla, Pue.
Tel. (222) 211 90 00
Fax (222) 211 90 10

Fiesta Inn Querétaro
Av. 5 de febrero Nº 108, Col. Niños Héroes.
C.P. 76010 Querétaro, Qro.
Tel. (442) 21 96 00 00
Fax (442) 21 96 00 15

Fiesta Inn Saltillo
Carretera Saltillo-Monterrey N° 6607.
C.P. 25270, Saltillo, Coah.
Tel. (844) 411 00 00
Fax (844) 411 00 15

Fiesta Inn San José del Cabo
Blvd. Malecón s/n.
C.P. 23400, San José del Cabo, B.C.S.
Tel. (624) 142 93 00
Fax (624) 142 04 80

Fiesta Inn San Luis Potosí
Carretera 57, lado sur, Distribuidor Juárez.
C.P. 78390, San Luis Potosí, S.L.P.
Tel. (444) 822 19 95
Fax (444) 822 05 50

Fiesta Inn Tijuana
Paseo de los Héroes N° 18818, Zona Río
C.P. 22320 Tijuana, B.C.N.
Tel. (664) 634 69 01
Fax (664) 634 69 12

Fiesta Inn Tlalnepantla
Sor Juana Inés de la Cruz N° 22.
C.P. 54000, Tlalnepantla, Edo. de México.
Tel. (55) 57 29 41 00
Fax (55) 53 90 85 73

Fiesta Inn Toluca
Paseo Tollocan Oriente N° 1132, Esq. Francisco I. Madero, Col. Santa Ana Tlapaltitlán.
C.P. 50160, Toluca, Edo. de México.
Tel. (722) 276 10 00
Fax (722) 276 10 10

Fiesta Inn Torreón
Paseo de la Rosita N° 910,
Col. Campestre La Rosita.
C.P. 27250, Torreón, Coah.
Tel. (871) 729 43 00
Fax (871) 721 29 58

Fiesta Inn Veracruz
Prol. Blvd. Manuel Avila Camacho s/n,
Fracc. Costa de Oro.
C.P. 94299, Boca del Río, Ver.
Tel. (229) 923 10 00
Fax (229) 923 10 01

Fiesta Inn Veracruz Centro
General Figueroa N° 68, Col. Centro.
C.P. 91709, Veracruz, Ver.
Tel. (229) 923 15 00
Fax (229) 923 15 09

Fiesta Inn Xalapa
Carretera Xalapa-Veracruz Km. 2.5,
Esq. Blvd. Vista Hermosa.
Xalapa, Ver.
Tel. (228) 812 79 20
Fax (228) 812 79 46

Other Hotels Operated by Fiesta Inn

Aeropuerto Plaza (Ciudad de México)
Blvd. Puerto Aéreo N° 502, Col. Moctezuma, Segunda Sección.
C.P. 15530, México, D.F.
Tel. (55) 57 85 85 22
Fax (55) 57 62 99 34

Holiday Inn Mérida
Av. Colón N° 498 y Calle 60.
C.P. 97127, Mérida, Yuc.
Tel. (999) 925 68 77
Fax (999) 925 77 55

The Explorean Kohunlich
Carretera Chetumal-Escárcega, desviación Ruinas Kohunlich Km. 5.65, Q.R.
Tel. (55) 5201 83 50
Fax (55) 52 01 84 50

CÆSAR PARK
HOTELS & RESORTS

CÆSAR BUSINESS®
HOTELS

Caesar Park Buenos Aires
Posadas Nº 1232, Buenos Aires, Argentina.
Tel. (54 11) 48 19 12 96
Fax (54 11) 48 19 12 99

Caesar Park Ipanema
Av. Vieira Souto Nº 460,
22420-000 Río de Janeiro-RJ Brazil.
Tel. (55 21) 25 25 25 25
Fax (55 21) 25 21 60 00

Caesar Park Fortaleza
Av. Beira Mar Nº 3980, Praia do Maricupe,
60165-121 Fortaleza, Ceará, Brazil.
Tel. (55 85) 466 50 00
Fax (55 85) 466 52 33

Caesar Park Sao Paulo
R. Augusta Nº 1508/20
01304-001, Sao Paulo-SP, Brazil.
Tel. (55 11) 32 53 66 22
Fax (55 11) 288 61 46

Caesar Park Sao Paulo International Airport
Rodovia Helio Smidt Acesso
a Base Aerea
Sin Numero,
07141-970 Guarulhos, Sao Paulo, Brazil.
Tel. (55 11) 34 91 43 00
Fax (55 11) 34 91 43 21

Caesar Business Sao Paulo International Airport
Rodovia Helio Smidt Acesso
a Base Aerea Sin Numero,
07141-970 Guarulhos, Sao Paulo, Brazil.
Tel. (55 11) 34 91 42 00
Fax (55 11) 34 91 43 21

Posadas USA

Holiday Inn McAllen Civic Center
200 W. Expressway 83.
78501, McAllen, Tx.
Tel. (956) 686 24 71
Fax (956) 682 20 38

Holiday Inn Laredo Civic Center
800 Garden St.,
78040, Laredo, Tx.
Tel. (956) 727 58 00
Fax (956) 727 02 78

Best Western Fiesta Inn Laredo
5420 San Bernardo Avenue, at IH-35.
78041, Laredo, Tx.
Tel. (956) 723 36 03
Fax (956) 724 76 97

Holiday Inn Express McAllen Airport
2000 S. 10TH St.,
78530, McAllen, Tx.
Tel. (956) 686 17 41
Fax (956) 682 71 87

Holiday Inn Sunspree Resort South Padre Island
100 Padre Boulevard.
78597, South Padre Island, Tx.
Tel. (956) 761 54 01
Fax (956) 761 15 60

Sheraton Fiesta South Padre Island Beach Resort
310 Padre Boulevard.
78597, South Padre Island, Tx.
Tel. (956) 761 65 51
Fax (956) 761 65 70

Residence Inn McAllen
220 West Expressway Nº 83.
78501McAllen, Tx.
Tel. (956) 994 86 26
Fax (956) 994 86 27

Grupo Posadas 2001 Annual Report
Production: Imagen y Comunicación Organizacional,
Graphic Design: Alejandro Espinosa de los Monteros.
Photograph of Executive Commitee: Héctor Armando Herrera.
Printed in Mexico by Artes Gráficas Panorama.

Paseo de la Reforma 155
Lomas de Chapultepec
México, D.F. 11000

www.posadas.com
www.fiestamericana.com
www.fiestainn.com
www.caesar-park.com
www.theexplorean.com
www.favclub.com
www.fiestarewards.com
www.posadas.com.br
www.caesarpark.com.br

Financial Statements 2001

Grupo Posadas, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001
Together with auditors' report
Translation of financial statements originally issued in Spanish

POSADAS MR

Examiner's Report

FERNANDO LOERA A.
CONTADOR PUBLICO
BOSQUE DE DURAZNOS 127
11700 MEXICO, D.F.

To the Stockholders of
Grupo Posadas, S.A. de C.V.,

March 15, 2002

As stockholder examiner and in compliance with Article 166 of the Mexican Corporate Law and the bylaws of Grupo Posadas, S.A. de C.V., I submit my opinion regarding the accuracy, sufficiency and fairness of the financial information presented to you by the Board of Directors concerning the Company's operations for the year ended December 31, 2001.

I have attended the meetings of the Stockholders and Board of Directors to which I have been invited, and I have obtained from the directors and management all of the information relative to the operations, documents and records that I deemed necessary. My review was performed in accordance with the auditing standards generally accepted in Mexico.

I have also reviewed the individual and consolidated balance sheets of Grupo Posadas, S.A. de C.V., as of December 31, 2001, and the related statements of income, stockholders' equity and changes in financial position for the year then ended, which are hereby submitted for your information and approval. In submitting this report, I have also relied on the report issued on such financial statements by Ruiz, Urquiza y Cía., S.C., independent auditors of the Company.

In my opinion, the accounting and reporting policies and criteria followed by the Company and considered by management to prepare and present the financial information are appropriate and sufficient and were applied on a basis consistent with that of the preceding year; therefore, the financial information presented by management accurately, sufficiently and fairly presents the financial position of Grupo Posadas, S.A. de C.V. as of December 31, 2001, and the results of its operations, its stockholders' equity and the changes in its financial position for the year then ended, in accordance with the accounting principles generally accepted in Mexico.

C.P.C. Fernando Loera Aguilar
Stockholder Examiner

Auditor's Report

RUIZ, URQUIZA
Y CIA., S.C.

To the Stockholders of
Grupo Posadas, S.A. de C.V.,

March 15, 2002

We have audited the accompanying consolidated balance sheets of GRUPO POSADAS, S.A. DE C.V. (a Mexican corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Grupo Posadas, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements and this report have been translated from those issued in Spanish into the English language and are presented in accordance with accounting principles generally accepted in Mexico. The effects of the differences between accounting principles generally accepted in Mexico and the accounting principles generally accepted in the countries in which the accompanying consolidated financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and changes in financial position in conformity with accounting principles generally accepted in the countries of the users of the financial statements, other than Mexico.

Ruiz, Urquiza y Cía., S. C.



C.P.C. Carlos M. Pantoja F.
Registro en la Administración
General de Auditoría Fiscal
Federal Núm. 14393

Translation of financial statements originally issued in Spanish

Grupo Posadas, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets

	2001	2000
Current:		
Cash	$ 35,283	$ 103,374
Marketable securities	126,322	109,661
	161,605	213,035
Notes and accounts receivable	372,620	366,994
Inventories	24,941	19,612
Prepaid expenses	33,283	31,742
Real estate held for sale	352,247	328,118
Other	-	20,977
Total current assets	944,696	980,478
Long-term notes receivable	65,708	50,366
Vacation club intervals and real estate development	135,855	60,360
Long-term investments	44,824	53,334
Property and equipment	6,934,510	7,306,404
Other assets	835,068	716,322
	$ 8,960,661	$ 9,167,264

Liabilities and stockholders' equity

	2001	2000
Current:		
Bank loans and current portion of long-term debt	$ 618,087	$ 642,754
Suppliers	243,393	211,866
Other accounts payable	265,736	381,054
Total current liabilities	1,127,216	1,235,674
Long-term debt	2,934,506	3,154,488
Contingency reserve	51,829	62,134
Deferred income taxes	1,105,027	1,010,797
Total liabilities	5,218,578	5,463,093
Deferred credits	90,783	45,883
Stockholders' equity:		
Capital stock-		
Historical	490,208	490,208
Contributions for future capital increases	141,001	224,916
Reserve for repurchase of shares	8,379	9,529
Shares in trust	(4,015)	(14,634)
Additional paid-in capital	206,320	227,706
Restatement	1,231,482	1,236,849
	2,073,375	2,174,574
Other capital-		
Reserve for repurchase of shares	132,627	135,780
Retained earnings	1,875,701	1,784,750
Cumulative initial effect of deferred income taxes	(712,739)	(712,739)
Cumulative effect of restatement	(785,975)	(785,975)
Total majority stockholders' equity	2,582,989	2,596,390
Minority interest	1,068,311	1,061,898
Total stockholders' equity	3,651,300	3,658,288
	$ 8,960,661	$ 9,167,264

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish

Grupo Posadas, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Hotel operation:		
Revenues	$ 2,786,643	$ 2,814,945
Departmental costs and expenses	900,226	908,891
Departmental profit	1,886,417	1,906,054
General expenses-		
Administrative	455,061	444,277
Sales, advertising and promotion	267,107	262,190
Maintenance and energy	266,244	262,690
	988,412	969,157
Income before other expenses	898,005	936,897
Other expenses-		
Property taxes and insurance	27,802	27,738
Other expenses, net	45,346	51,359
Real estate leasing	70,863	65,644
	144,011	144,741
Operating earnings from hotel operation	753,994	792,156
Hotel management fees, brand and other:		
Revenues	452,459	459,835
Direct costs and corporate expenses	269,423	251,893
Other revenues, net	8,698	11,313
Operating earnings from hotel management, brand and other	191,734	219,255
Other related businesses:		
Revenues	320,785	419,577
Direct costs and expenses	292,059	421,824
Income (loss) from other related businesses	28,726	(2,247)
Corporate expenses	74,681	83,982
Depreciation and amortization	299,463	246,978
Amortization of goodwill from acquisition of businesses, net	(18,955)	(17,452)
Operating income	619,265	695,656

	2001	2000
Integral financing cost:		
Interest expense	395,531	483,830
Interest income and yield on marketable securities	(8,353)	(27,263)
Currency exchange (gain) loss, net	(69,961)	48,854
Restatement of investment units (UDIs)	10,084	19,218
Gain from monetary position	(132,556)	(289,971)
	194,745	234,668
Other expenses, net	67,652	17,628
Income before provision for taxes	356,868	443,360
Provision for taxes	166,094	239,896
Income before participation in the results of associated companies and discontinued operations	190,774	203,464
Participation in the results of associated companies	2,688	(2,913)
Discontinued operations	(71,684)	(5,974)
Net consolidated income for the year	121,778	194,577
Minority stockholders' net income	30,827	46,354
Majority stockholders' net income	$ 90,951	$ 148,223
Majority income per share (in pesos)	$ 0.1822	$ 0.3059
Majority diluted income per share (in pesos)	$ 0.1335	$ 0.2026
Weighted average number of shares outstanding	499,242,007	484,527,397

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Grupo Posadas, S.A. de C.V. and Subsidiaries

Consolidated Statements of Stockholders' Equity

For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Capital Stock				
	Historical	Contributions for Future Capital Increases	Reserve for Repurchase of Shares	Shares in Trust	Additional Paid-in Capital
Balances as of January 1, 2000	$ 465,760	$ 325,615	$ 4,253	$ (15,753)	$ 146,518
Increase in capital stock	24,448	-	-	-	115,603
Contributions for future capital increases	-	(100,699)	-	-	(40,290)
Repurchase of shares, net	-	-	5,276	-	5,082
Shares in trust for stock option plan	-	-	-	1,119	793
Decrease in minority interest	-	-	-	-	-
Component of comprehensive income- Net income for the year	-	-	-	-	-
Balances as of December 31, 2000	490,208	224,916	9,529	(14,634)	227,706
Contributions for future capital increases	-	(83,915)	-	-	(21,560)
Repurchase of shares, net	-	-	(1,150)	-	174
Shares in trust for stock option plan	-	-	-	10,619	-
Decrease in minority interest	-	-	-	-	-
Component of comprehensive income- Net income for the year	-	-	-	-	-
Balances as of December 31, 2001	$ 490,208	$ 141,001	$ 8,379	$ (4,015)	$ 206,320

The accompanying notes are an integral part of these consolidated statements.

Other Capital						
Restatement	Reserve for Repurchase of Shares	Retained Earnings	Cumulative Effect of Deferred Taxes	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
$ 1,225,875	$ 118,280	$ 1,636,527	$ (712,739)	$ (785,975)	$ 1,278,749	$ 3,687,110
12,556	-	-	-	-	-	152,607
(12,652)	-	-	-	-	-	(153,641)
10,940	17,500	-	-	-	-	38,798
130	-	-	-	-	-	2,042
-	-	-	-	-	(263,205)	(263,205)
-	-	148,223	-	-	46,354	194,577
1,236,849	135,780	1,784,750	(712,739)	(785,975)	1,061,898	3,658,288
(2,984)	-	-	-	-	-	(108,459)
(2,730)	(3,153)	-	-	-	-	(6,859)
347	-	-	-	-	-	10,966
-	-	-	-	-	(24,414)	(24,414)
-	-	90,951	-	-	30,827	121,778
$ 1,231,482	$ 132,627	$ 1,875,701	$ (712,739)	$ (785,975)	$ 1,068,311	$ 3,651,300

Translation of financial statements originally issued in Spanish

Grupo Posadas, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating:		
Income before discontinued operations	$ 193,462	$ 200,551
Add (less)-Items in results that do not require (generate) resources-		
Depreciation and amortization	299,463	246,978
Discontinued operations	(89,580)	-
Participation in the results of associated companies	(2,688)	2,913
Amortization of goodwill from acquisition of businesses, net	(18,955)	(17,452)
Contingency reserve	(10,305)	28,348
Deferred income taxes	119,874	207,493
	491,271	668,831
Net changes in working capital, except treasury	(107,186)	28,489
Net resources generated by operating activities	384,085	697,320
Financing:		
Changes in financial debt at nominal value	(95,553)	(31,667)
Decrease in financial debt due to inflationary effects and currency exchange	(149,096)	(336,958)
Increase in capital stock	-	152,607
Contributions for future capital increases	(108,459)	(153,641)
Repurchase of shares, net	(6,859)	38,798
Net decrease in minority interest for acquisition of shares and inclusion of subsidiaries	(24,414)	(263,205)
Shares in trust for stock option plan	10,966	2,042
Net resources used in financing activities	(373,415)	(592,024)
Investing:		
Long-term notes receivable	(15,342)	(2,187)
Real estate development, net of transfer to property and equipment	(80,688)	(1,987)
Long-term investments	5,464	5,862
Property and equipment, net of transfer to real estate development	165,044	(69,628)
Other assets	(200,433)	(173,960)
Deferred credits	63,855	(79,074)
Net resources used in investing activities	(62,100)	(320,974)
Decrease in cash and marketable securities	(51,430)	(215,678)
Cash and marketable securities:		
At beginning of the year	213,035	428,713
At end of the year	$ 161,605	$ 213,035

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"). Certain accounting practices applied by Grupo Posadas, S.A. de C.V. and its subsidiaries ("the Company") that conform with Mexican GAAP do not conform with accounting principles generally accepted in the country of use.

The effects of the differences between Mexican GAAP and the accounting principles generally accepted in the countries in which the accompanying consolidated financial statements are to be used have not been quantified.

2 Activities of the Company and significant events:

The Company is primarily engaged in the operation and management of hotels operating mainly under the business names, Fiesta Americana and Fiesta Inn in Mexico and Caesar Park in South America, of which at December 31, 2001 and 2000, eleven and eight hotels, respectively, are leased and thirty-four hotels, in booth years, are majority-owned.

Additionally, the Company operates a business called "Vacation Club", which is similar to time-sharing. This concept is being developed in Los Cabos, Baja California Sur, and, as of 2001, in Cancun, Quintana Roo, Mexico, with the support of Hilton Grand Vacation Club and Resort Condominiums International (RCI), which has permitted a higher level of penetration in the foreign market.

The management contracts under which the Company operates the Fiesta Americana, Fiesta Inn, Holiday Inn, and Caesar Park hotels, establish a fee based on the revenues of the hotels and an incentive fee based on operating income.

As of December 31, 2001 and 2000, the Company operated a total of 13,363 and 12,565 rooms, respectively, including owned, leased and managed hotels.

Significant events-

In order to make the business and administrative processes more efficient, during 2001 several operations were restructured through the spin-off and merger of subsidiaries. This did not affect stockholders' equity. Likewise, the inventory and real estate development operations were discontinued and the necessary reserves to value the assets at their estimated realizable value were created.

The balance sheet as of December 31, 2001, for discontinued operations is as follows:

Assets	
Cash and marketable securities	$ 24,419
Notes and accounts receivable, net	15,372
Real estate inventory held for sale	65,275
Reserve for discontinued operations	(55,118)
	10,157
Long-term notes receivable	6,414
Deferred income tax asset	84,157
Real estate development	60,106
Reserve for discontinued operations	(60,106)
	-
Property and equipment, net	121
	$ 140,640

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Liabilities and stockholders' equity	
Accounts payable and accrued liabilities	$ 8,543
Stockholders' equity	132,097
	$ 140,640

3. Significant accounting policies:

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

The amounts of the transactions that were not eliminated, as well as the balances of the captions which would be affected are presented below:

	2001		2000	
	Elimination	Balance After Elimination	Elimination	Balance After Elimination
Hotel operation:				
General expenses- administrative	$ 257,792	$ 197,269	$ 241,667	$ 202,610
General expenses- sales, advertising and promotion	$ 57,392	$ 209,715	$ 62,133	$ 200,057
Hotel management fees, brand and other:				
Revenues	$ 315,184	$ 137,275	$ 303,800	$ 156,035

The remaining significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition of businesses-

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statements from or through the date on which the transactions are carried out, expressed in currency with purchasing power as of yearend.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statement of income.

Translation of foreign subsidiaries-

The financial statements of foreign subsidiaries whose operations are independent, have been restated using the inflation of the corresponding country and are translated into Mexican pesos at the exchange rate effective as of the latest yearend. With this, comparable information is obtained considering the functional currencies of each of the countries in which the Company operates. Therefore, the amounts of the financial statements of the prior year, differ from those originally reported generating a net translation effect of approximately $610,000, which is included in the consolidated statement of stockholders' equity under cumulative effect of restatement.

During December 2001, the government of Argentina established several economic measures, including restrictions to carry out foreign currency transactions from December 21, 2001 to January 11, 2002. Upon conclusion of this period, the operation of the exchange market began with two exchange rates with respect to the US dollar; a controlled exchange rate of 1.40 for certain transaction (equivalent to $6.54 Mexican pesos per Argentinean peso) and a free-floating rate of 1.70 (equivalent to $5.3938 Mexican pesos per Argentinean peso).

Because of the economic instability of Argentina and the uncertainty as to the exchange rate, the Company translated the financial statements of its subsidiary Caesar Park Argentina, S.A., owner of the Caesar Park Buenos Aires Hotel, using the following exchange rates (Mexican pesos per Argentinean peso):

Balances sheets	$ 5.3938
Statements of income	$ 9.1695

The statements of income were translated considering that the transactions carried out up to December 20, 2001 were carried out in the ordinary course of business and that the measures taken by the Argentinean government during December should not affect the transactions retroactively.

The devaluation of the Argentinean peso impacted stockholders' equity as of December 31, 2001, reducing it by $125,742.

Basis of preparation-

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Recognition of the effects of inflation-

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period end in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

For the years ended December 31, 2001 and 2000, the inflation (deflation) rates were:

	2001	2000
Mexico	4.40	8.96
United States of America	1.55	3.39
Brazil	9.44	5.27
Argentina	(1.45)	(0.73)
Venezuela	12.28	13.40
Holland	4.45	

Marketable securities-

These are primarily money market accounts, valued at market.

Inventories and operation costs-

Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Real estate inventory held for sale and real estate development-

Up to December 31, 2000, the inventory and real estate development, which consisted of land, villas and residential lots for sale and docks located in Ixtapa, Guerrero, were valued at their historical cost, including taxes on properties and costs incurred during the development and construction period. During 2001, management decided to discontinue this business and consequently recorded reserves amounting to $115,224 in order to reflect this inventory at its estimated realizable value.

The net results of this business for 2001 and 2000, as well as the effect of the reserves created to reflect the inventory and real estate development at their realizable value, are presented in the accompanying statements of income under "discontinued operations". The sale process of the assets of this business is estimated to conclude during 2002, when the sale, divestiture or suspension of activities options of the legal entities engaged in this segment will be evaluated. Note 2 presents a condensed balance sheet as of December 31, 2001 for discontinued operations.

The intervals of the vacation club recorded as long-term correspond to the cost of the building of the Fiesta Americana Cancun Hotel, which is being remodeled to provide Vacation Club services.

Long-term investments-

Long-term investments where the Company does not have significant influence are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Long-term investments where the Company has significant influence are recorded under the equity method recognizing the participation in the results of associated companies.

Property and equipment-

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits-

According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, beginning in 1996, the Company established a pension plan covering the retirement of its executives.

The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

The foreign subsidiaries do not have significant employee benefit commitments.

Income taxes and employee profit sharing-

The Company recognizes the deferred income tax based on the cumulative effect of all temporary differences as of the balance sheet date as a long-term liability. As of December 31, 2001, there were no items that generated deferred employee profit sharing effects.

Stockholders' equity restatement-

Stockholders' equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.

The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding nonmonetary assets of prior years and their corresponding restatement.

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Recognition of revenue-

Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation are recognized when the contract is formalized and the corresponding down payment is collected.

Restatement of revenues and expenses-

Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost-

This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.

The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

The Company follows the practice of capitalizing, in addition to the restated cost, the comprehensive financing cost incurred in major remodeling of hotels and the construction stage of new hotels in which it has a majority participation. The capitalized comprehensive financing cost amounted to $5,871 in 2001 and $10,497 in 2000. The amounts capitalized are restated annually based on factors derived from the NCPI and are recorded in the statement of income based on the useful lives of the assets.

Other related businesses-

Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share-

Majority income per share is determined by dividing the majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Statements of changes in financial position-

Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Comprehensive result-

Comprehensive result is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets, which, as of December 31, 2001 and 2000, were not significant.

Financial instruments-

The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

4 Foreign currency position and information by geographical area:

As of December 31, the foreign currency position in US dollars of the Mexican companies is as follows (includes another foreign currencies at their US dollar equivalent):

	Thousands of US Dollars	
	2001	2000
Current-		
Assets	21,190	14,395
Liabilities	(41,186)	(44,297)
	(19,996)	(29,902)
Long-term-		
Assets	62,464	61,457
Liabilities	(236,441)	(217,912)
	(173,977)	(156,455)
Net foreign currency liability position	(193,973)	(186,357)
Equivalent in thousands of Mexican pesos	$ (1,778,635)	$ (1,708,800)

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The amounts in the preceding table do not include the accounts of the foreign subsidiaries, which operate in the United States, Brazil, Argentina, Venezuela and Holland. A summary of the most significant captions of the financial statements of these companies by currency type is as follows:

	Thousands of US Dollars		Thousands of Brazilian Reals	
	2001	2000	2001	2000
Total assets	112,049	115,851	106,118	109,084
Total liabilities	34,123	42,198	130,755	100,902
Stockholders' equity	77,926	73,653	(24,637)	8,182
Total revenues, net	22,907	23,245	78,311	53,385
Comprehensive result	(703)	89	(32,820)	(15,350)

As of December 31, the exchange rates were as follows:

	2001	2000
Pesos per US dollar	9.1695	9.6098
Pesos per Brazilian real	3.9517	4.9145
Pesos per Argentinean peso	5.3938	9.6098
Venezuelan bolivars per peso	83.2106	72.8163
Pesos per Dutch florin	3.7011	4.1085

The Mexican peso/Argentinean peso exchange rate used for the translation of the statement of income of the Argentinean subsidiary was 9.1695.

At March 15, 2002, the unaudited foreign exchange position was similar to that at December 31, 2001 and the exchange rates were:

Pesos per US dollar	9.1153
Pesos per Brazilian real	3.8893
Pesos per Argentinean peso	3.7363
Venezuelan bolivars per peso	102.0408
Pesos per Dutch florin	3.6518

Thousands of Argentinean Pesos		Thousands of Venezuelan Bolivars		Thousands of Dutch Florins
2001	2000	2001	2000	2001
47,380	48,680	4,639,035	4,597,696	195,679
14,077	13,640	449,696	444,762	74,401
33,303	35,040	4,189,339	4,152,934	121,278
10,958	13,679	-	-	-
(1,331)	(1,080)	-	-	(53)

The Company's most significant foreign currency transactions for the companies located in Mexico are mainly revenues from hotel operations, real estate development sales, Vacation Club memberships and interest expense.

5 Notes and accounts receivable:

	2001	2000
Clients and agencies	$ 149,051	$ 148,045
Related parties	1,334	9,206
Real estate companies	12,976	19,163
Refundable taxes	132,952	97,028
Notes receivable	38,789	57,770
Credit cards	1,363	3,917
Other	52,620	49,426
	389,085	384,555
Less- Allowance for doubtful accounts	(16,465)	(17,561)
	$ 372,620	$ 366,994

6 Long-term notes receivable:

Correspond to the accounts receivable from the sale of real estate inventory and Vacation Club memberships, and their maturities as of December 31, 2001 are as follows:

Year Due	Thousands of US Dollars
2003	538
2004	736
2005	2,162
2006	3,632
2007 and thereafter	98
	7,166
Equivalent in thousands of Mexican pesos	$ 65,708

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

7 Real estate inventory held for sale, real estate development and vacation club intervals:

	2001	2000
Real estate inventory held for sale-		
Land	$ 211,107	$ 214,041
Completed units	10,158	22,424
Residential land	17,481	38,916
Boat slips	-	16,611
Vacation club intervals	113,501	36,126
	$ 352,247	$ 328,118
Vacation club intervals and real estate development-		
Construction in progress	$ -	$ 47,240
Undeveloped land	-	13,120
Vacation club intervals	135,855	-
	$ 135,855	$ 60,360

8 Long-term investments:

	% of Participation As of December 31, 2001	2001	2000
Investments in associated companies-			
Inmobiliaria Las Animas, S.A. de C.V.	25	$ 17,173	$ 18,647
Inmobiliaria Fiesta La Noria, S.A. de C.V.	20	10,714	12,286
		27,887	30,933
Others-			
Inmobiliaria Hotelera de Yucatán, S.A. de C.V.	9.2	4,741	4,741
Hotelera los Tules, S.A. de C.V.	3.2	-	5,464
RioTur Empresa de Turismo do Municipio do Rio de Janeiro S/A	1.9	3,468	3,468
TurisRio Companhia de Turismo do Estado do Rio de Janeiro S/A	0.5	93	93
Other		8,635	8,635
		16,937	22,401
		$ 44,824	$ 53,334

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

9. Property and equipment:

	Residual Values (%)	Average Annual Depreciation	2001	2000
Buildings	24	2	$ 6,731,658	$ 6,822,521
Furniture and fixtures	10	8	1,242,186	1,240,565
Transportation equipment	10	28	34,987	32,409
Computer equipment	8	32	106,278	112,256
			8,115,109	8,207,751
Less- Accumulated depreciation			(2,511,251)	(2,456,984)
			5,603,858	5,750,767
Land			1,251,738	1,253,366
Construction-in-progress			78,914	302,271
			$ 6,934,510	$ 7,306,404

10. Other assets:

	2001	2000
Preoperating expenses, net	$ 214,672	$ 242,122
Goodwill, net	116,408	122,520
Prepaid leasing	100,212	89,420
Prepaid interest and commissions	65,983	42,072
Vacation Club deferred charges	48,599	18,775
Capitalizable projects	289,194	201,413
	$ 835,068	$ 716,322

11. Tax environment:

Income taxes and asset taxes in Mexico-

The companies in Mexico are subject to income taxes (ISR) and asset taxes (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and, the deduction of purchases instead of inventory consumed, which allows the deduction of current costs and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain from monetary position. The income tax rate up to 2001 was 35%, with the option to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. As of December 31, 2001, the Company did not have any long-term income taxes payable.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed taxes is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

IMPAC is computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and is paid only to the extent that it exceeds the ISR of the period. Any required payment of IMPAC is recoverable against the excess of ISR over IMPAC of the preceding three and following ten years.

Grupo Posadas, S.A. de C.V. files its ISR and IMPAC tax returns on a consolidated basis for the Mexican companies.

The income for employee profit sharing purposes applicable to the Mexican companies does not consider the inflationary component, unrealized currency exchange gain or loss, and depreciation is calculated on historical rather than restated values. Employee profit sharing is calculated based on the individual results of each of the operating companies, not on a consolidated basis.

Tax regulations in Argentina-

According to Argentinean legislation in force, the subsidiary operating in that country is subject to both income and minimum presumptive income taxes. The income tax rate in force is 35% on the estimated taxable income of each fiscal year.

The minimum presumptive income tax is computed at 1% on the potential income from certain performing assets; thus, the Company's tax obligation will coincide with the higher of the two taxes.

As of December 31, 2001, the subsidiary that operates in Argentina had tax loss carryforwards for income tax purposes of $14,807, which will expire between 2005 and 2006.

Tax regulations in Brazil-

According to Brazilian legislation in force, the subsidiaries are subject to federal income and social contribution taxes, which are computed at the respective rates of 25% and 8%. The federal income tax may be reduced by certain amounts, when applicable, if the companies invest an equivalent amount in government-approved projects and in other priority areas or industries in Brazil.

As of December 31, 2001, the subsidiaries that operate in Brazil had tax loss carryforwards for income tax purposes of $261,282.

Likewise, these companies did not recognize deferred income tax effects due to the uncertainty of the recovery of the tax losses.

Tax regulations in the United States-

According to the US legislation in force, the subsidiaries operating in that country, are subject to income taxes at a rate of 34%.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Taxable income for Mexico-

The principal differences which affected the taxable income were those related to inflation effects, for which the treatment is different for book and tax purposes, participation in net earnings of associated companies, the difference between purchases and cost of operations, immediate deduction of investments, amortization of deferred credits and the utilization of tax loss carryforwards.

As of December 31, the provision for taxes is as follows:

	2001	2000
ISR for the year	$ 42,713	$ 37,111
Deferred income taxes	119,874	207,493
IMPAC	33,591	28,058
Employee profit sharing	1,653	567
	197,831	273,229
Less-		
Benefit from tax consolidation	(31,737)	(33,333)
	$ 166,094	$ 239,896

As of December 31, 2001, the restated amounts of the tax loss carry forwards for ISR purposes and recoverable IMPAC, which have been generated by the Mexican companies, are as follows:

Expiration	Tax Loss Carry Forwards	Racoverable Asset Taxes
2004	$ -	$ 20,413
2005	-	18,372
2006	-	15,865
2007	-	16,485
2008 and thereafter	100,257	8,790
	$ 100,257	$ 79,925

Deferred income taxes-

Deferred income taxes are calculated using the rate estimated to be applicable at the time of reversal in accordance with the guidelines established by Bulletin D-4, that is, applying the tax rate corresponding to the temporary differences that originate them.

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The cumulative effect of deferred income taxes as of December 31, were made up as follows:

	2001	2000
Allowance for doubtful accounts	$ 2,432	$ 4,898
Inventories	22,430	48,336
Advanced payments	(86)	(1,700)
Property and equipment	(1,346,372)	(1,392,169)
Other assets	(120,637)	(62,519)
Reserves	31,618	(1,780)
Tax loss carry forwards	142,447	204,866
Recoverable asset taxes	163,141	189,271
	$ (1,105,027)	$ (1,010,797)

The provision for deferred income taxes for 2001 is comprised as follows:

Allowance for doubtful accounts	$ 2,466
Inventories	51,550
Advanced payments	(1,614)
Property and equipment	(45,797)
Other assets	58,118
Reserves	(33,398)
Tax loss carry forwards	62,419
Recoverable asset taxes	26,130
	119,874
Less- Deferred income tax asset effect recorded under discontinued operations result	(25,644)
Net deferred income tax effect in income	$ 94,230

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

12 Long-term debt:

The long-term debt is classified as follows (interest rates as of December 31, 2001):

	2001	2000
US dollars-		
Mortgage loans collateralized by certain subsidiaries, from International Finance Corporation (IFC) and DEG-DEUTSCHE INVESTITIONS-UNDENT-WICKLUNG-SGESELLCHAFT MBH (DEG), at a weighted interest rate of 7.44%	$ 463,406	$ 846,417
Bonds issued in international markets, collateralized by certain subsidiaries, at a weighted interest rate of 10.38%	458,475	501,632
Mortgage loans at variable interest rates that range from 4.37% to 10.57%	1,238,109	833,165
Bank notes at an interest rate equivalent to the 6 month LIBOR plus 2%	47,149	77,381
Other loans at variable interest rates that range from 5.81% to 8.57%	386,586	371,208
Investment Units (UDIs)-		
Mortgage loans with real interest rates that range from 2.30% to 8.29%	191,748	218,780
Mexican pesos-		
Mortgage loans at variable interest rates that range from 9.47% to 12.14%	161,670	83,697
Other loans at variable interest rates that range from 11.40% to 13%	605,450	864,962
	3,552,593	3,797,242
Less- Current portion	(618,087)	(642,754)
Long-term debt	$ 2,934,506	$ 3,154,488

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Long-term debt maturities are as follows:

	Payable in	
Payable in	Mexican Pesos and UDIs	US Dollars (Thousands)
2003	$ 290,242	57,674
2004	230,213	32,778
2005	66,033	51,875
2006	60,329	26,711
2007 and thereafter	70,852	72,724
	$ 717,669	241,762
Equivalent in thousands of Mexican pesos		$ 2,216,837
Total in thousands of Mexican pesos		$ 2,934,506

As of December 31, 2001 the secured debt, which includes mortgages and guaranteed loans, amounts to $2,009,100. The principal collateral consists of real estate (hotels), of which the book value amounts to approximately $4,874,758, as well as guarantees from some subsidiaries.

(a) The main characteristics of the loans with IFC and DEG are summarized as follows:

- Financing of US 45 million and German marks (DM) 8 million, maturing in the year 2006 and payable semiannually beginning in July 1998. As of December 31, 2001 these loans amount to US 26 million.

- The interest rate is 10.63% for the "A" loan of US 15 million; the 6 month LIBOR plus 3.5% for the "B" loan of US 25 million; 8% for the "C" loan of US 5 million; and DM LIBOR plus 3.75% for the DM 8 million loan. Interest is payable semiannually beginning in July 1996 for US dollar loans and in November 1996 for the DM loan.

- It was agreed that, three years after the signing of the contract for the "C" loan, this can be converted into Series "A" shares of the Company.

- In November, 2000, the loan in DM was converted into Euros (EUR) by the bank. As of December 31, 2001, this amounts to EUR 2.6 million.

On September 14, 1999, the Company signed a new contract with IFC whose most important terms and conditions are as follows:

- Portion "A" for US 25 million, maturing in June 2012, payable semiannually beginning in June 2003 with an interest rate of the 6 month LIBOR plus 4%.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

- Portion "B" for US 10 million, maturing in June 2008, payable semiannually beginning in June 2002 with an interest rate of the 6 month LIBOR plus 3.75%. This portion had been paid in full as of the date of the financial statements.

- Portion "C" for US 10 million, maturing in December 2009 with an interest rate of the 6 month LIBOR plus 1%. This portion of the loan is convertible into the Company's Series "L" shares.

- The interest for all three portions of the loan is paid semiannually.

On October 19, 1999, the Company signed a new contract with DEG for EUR 5 million, maturing in December 2009, which is convertible into the Company's Series "L" shares. The interest rate is equal to the 6 month EUR LIBOR plus 3%, paid semiannually.

The purpose of these loans is to restructure from medium-term to long-term the financial debt that was used to acquire the hotels, Caesar Park of Río de Janeiro and Sao Paulo, Brazil and Buenos Aires, Argentina, partially prepay the convertible part previously contracted and complete the construction of five new hotels in the Mexican Republic.

The terms of the contract of May 1996 were replaced with the terms of this new contract. The most significant covenants are:

- Maintain, on a consolidated basis, hotel-related non-current assets at an aggregate book value (net of depreciation) of not less than $1,600,000 expressed in constant Mexican pesos as of December 31, 1994, equivalent to $5,445,280 at December 31, 2001.

- The Company may not invest, or permit any subsidiary to invest, in the aggregate, more than ten percent of the consolidated assets (net of depreciation) in undeveloped land and/or land development and/or condominium development projects.

- The Company must insure and maintain insured all its properties, assets and businesses against loss and damage.

- The restrictions on the financial ratios included in the contracts of September 14 and October 19, 1999, are:

Financial Ratios:	
Current ratio	0.60
Debt-to-equity ratio	1.22
Interest coverage ratio	2.20
Indebtedness to cash generation	4.25

At December 31, 2001 these restrictions have been complied with.

Notes to Consolidated Financial Statements

as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

(b) During December 2001, Grupo Posadas established an Unsecured Securities Program for an authorized amount of up to $1,000,000. The nominal value of the certificates is one hundred pesos and the maturity term of each issue is from one to ten years. They are denominated in Mexican pesos or in Units of Investment (UDIs) with interest payable every 28 days at the rate established for each issue. The program will be in effect for two years and six months; as of December 31, 2001 there were certificates amounting to $800,000 pending to be issued.

(c) The principal characteristics of the bonds issued in international markets are summarized as follows:

On February 13, 1997, the Company placed US 50 million of medium-term bonds in the international markets, issued under the Securities and Exchange Commission (SEC) Rule 144-A. These notes bear interest at 10.38% payable semiannually beginning on August 13, 1997. Proceeds from issuance of the bonds were used to repay other loans with shorter terms and in certain cases with higher interest rates, which allows for the extension of the average term of the Company's financial indebtedness. While this bond matured in February 2002, it was paid with new loans with maturities of up to 7 years. Therefore, the Company decided to classify it as long-term, based on the maturities stipulated in the new contracts.

13 Employee benefits:

	2001	2000
Projected benefit obligation (PBO)	$ 38,202	$ 36,307
Plan assets at fair value	(12,930)	(9,281)
Fund status	25,272	27,026
Past service costs to be amortized	(11,470)	(16,485)
Unrecognized variances in assumptions	277	520
Net projected benefit obligation	$ 14,079	$ 11,061

The cost of employee benefits is as follows:

	2001	2000
Service costs	$ 3,252	$ 3,255
Amortization of past service costs	1,116	886
Amortization of variances in assumptions	166	(200)
Financial cost for the year	2,133	1,354
Less – Actual return on plan assets	(334)	(144)
Net cost for the period	$ 6,333	$ 5,151

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The real interest rates used in the actuarial calculations in 2001 and 2000 were as follows:

	%
Fund return rate	6.00
Interest rate	4.50
Salary increase rate	1.50

The changes in the net projected liability were as follows:

	2001	2000
Beginning balance	$ 11,061	$ 9,401
Provision for the year	6,333	5,151
Contributions to the fund	(3,315)	(3,491)
Ending balance	$ 14,079	$ 11,061

The changes in the fund were as follows:

	2001	2000
Beginning balance	$ 9,281	$ 5,646
Contributions	3,315	3,491
Return	334	144
Ending balance	$ 12,930	$ 9,281

The average amortization period for unamortized items is 10.98 years.

14 Deferred credits:

	2001	2000
Net excess of book value over the cost of acquisition of the subsidiaries	$ 22,181	$ 45,883
Vacation Club deferred revenues	68,602	-
	$ 90,783	$ 45,883

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

15 Shares in trust:

The Company established two trusts that hold shares of Grupo Posadas, S.A. de C.V. to be assigned to certain executives.

A committee is in charge of granting the rights to acquire the shares, or assign the number of shares, as well as the term and price of the shares to be assigned to each eligible executive, based on performance criteria. The options are exercisable during the established term. Since the shares have not been paid by the executives, these shares are presented as a reduction of stockholders' equity.

As of December 31, 2001, the trusts held 581,362 Series "A" and 638,700 Series "L" shares valued at acquisition cost, which amounted to $4,015.

16 Stockholders' equity:

Capital stock-

As mentioned in Note 12, during 1999 the Company contracted two loans, one for US 10 million and one for EUR 5 million with IFC and DEG, respectively, convertible into Series "L" shares. The minimum price to convert these loans is fixed at US 1.00 and 0.79 Euros per share, respectively. These loans are included in stockholders' equity as contributions for future capital increases.

In June 2001, the Company settled the bond convertible into series "L" shares contracted with the Deutsche Bank A.G. Cayman Islands Branch (Deutsche Bank).

On April 17, 2000, 3 contracts were executed to subscribe 24,448,045 Series "L" shares of Grupo Posadas, S.A. de C.V. with no par value paying a premium of $115,603 (nominal value) for placing the shares.

As of December 31, 2001, the capital stock of the Company is made up of 497,366,827 shares with no par value and is composed as follows:

	Number of Shares		
	Series "A"	Series "L"	Total
Authorized capital	549,284,927	183,094,975	732,379,902
Less- Unsubscribed capital	(120,023,708)	(74,148,120)	(194,171,828)
Subscribed capital	429,261,219	108,946,855	538,208,074
Less-			
Repurchase of shares	(1,077,542)	(543,643)	(1,621,185)
Shares in trust	(581,362)	(638,700)	(1,220,062)
Shares in guarantee trust	(38,000,000)	-	(38,000,000)
	389,602,315	107,764,512	497,366,827

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The shares in guarantee trust have been deposited in an irrevocable management and guarantee trust signed with the financial institutions and correspond to shares subscribed and paid by the trustee offered as collateral of a simple loan contract with a line of credit for up to US 43.9 million, which as of December 31, 2001 had not been used.

In accordance with the Company's bylaws, Series "A" shares may be subscribed by Mexican citizens or entities and may be purchased by non-residents through a neutral fund constituted in Nacional Financiera, S.N.C.

Series "L" shares have limited voting rights and other limited corporate rights, are of free subscription and are limited to 25% of total stockholders' equity.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

Other capital-

Beginning 2002, tax withholding on dividends was eliminated. If earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2001, the reserve amounts to $59,280 (nominal value). This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

Due to preferred stockholders of subsidiary-

There are 24,486,139 preferred shares of Promotora del Caribe, S.A. with a par value of US 1.00 each, held by third parties, which represent the conversion of Mexican public debt invested by its stockholders in a hotel in Mexico. These shares will be redeemable at their US dollar subscription value through future dividends distributed by the subsidiary. The preferred shares have a dividend equal to an interest rate equivalent to LIBOR with a limit of 8% annually, which is payable semi-annually. The redemption of these shares and their related interest, are subject to the generation of cash flows and earnings by the subsidiary, after repayment of financial indebtedness and the fulfillment of certain conditions.

The amount of the investment of preferred stockholders is presented as minority interest in the accompanying balance sheets, which at December 31, 2001 amounted to $224,525.

17 Financial instruments:

During the year, the Company entered into various forward contracts to purchase and sell US dollars and, therefore, recorded a loss of $60,252. As of December 31, 2001, forwards outstanding amount to US 65 million, with maturity in June 2002, and represent a hedging of approximately 25% of the overall financial debt in US dollars contracted in Mexico.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

18 Expansion plans:

(a) The Company signed an agreement with Gaissler & Solon, a construction company, to build a Caesar Business hotel in the city of Belo Horizonte, Brazil. This project will operate under a 20-year lease arrangement. Opening is scheduled for April 2003. This facility will have 160 flats. In the Brazilian market, flats are sold to real estate investors, who place the rooms in a daily rent and hotel operation pool, so that they are managed under the Company's standards.

(b) In 2002, Fiesta Inn hotels are scheduled to open in the following cities: Hermosillo and Mexico City (Viaducto).

19 Contingencies:

Certain subsidiaries are involved in litigation arising in the ordinary course of business. The principal claims have been covered by the contingency reserve shown in the balance sheet. In the opinion of management and the Company's legal department, the outcome of the uncovered contingencies is not likely to have a material adverse effect on the Company's financial position and operating results.

20 Subsequent event:

During the first quarter of 2002, the Company replaced debts of US 50 million and $158,750 that matured in the short term, with seven-and six-year contracts, respectively. The balance sheet as of December 31, 2001 shows these debts classified as long-term according to the maturities of the new contracts.

21 Reclassification of the financial statements:

Certain amounts in the financial statements at December 31, 2000 have been reclassified in order to conform with the presentation of the financial statements at December 31, 2001.

3

English Translation

POSADAS

GRUPO POSADAS, S.A. DE C.V.
Ticker: Posadas

Members of the Board of Directors as of April 25, 2002

CHAIRMAN	MR. GASTON AZCARRAGA ANDRADE
MEMBERS OF THE BOARD	
FULL MEMBER	M. FERNANDO CHICO PARDO
FULL MEMBER	MR. ANTONIO MADERO BRACHO
FULL MEMBER	MR. SALVADOR OÑATE ASENCIO
FULL MEMBER	MR. PABLO AZCARRAGA ANDRADE
FULL MEMBER	MR. CARLOS LLANOS CIFUENTES
FULL MEMBER	MR. JOAQUIN VARGAS GUAJARDO
FULL MEMBER	MR. ENRIQUE AZCARRAGA ANDRADE
FULL MEMBER	MR. CARLOS BUSTAMANTE ACHONDO
FULL MEMBER	MR. ESTEBAN MALPICA FONPEROSA
ALTERNATE MEMBER	MR. MARK LANDALE
ALTERNATE MEMBER	MR. MANUEL BORJA CHICO
ALTERNATE MEMBER	MR. MICHEL MONTANT CARON
ALTERNATE MEMBER	MR. JAVIER BARRERA SEGURA
ALTERNATE MEMBER	MR. JORGE CARVALLO COUTTOLENC
ALTERNATE MEMBER	MR. JOSE CARLOS AZCARRAGA ANDRADE
EXAMINER	MR. FERNANDO LOERA AGUILAR
ALTERNATE EXAMINER	MR. MANUEL GUTIERREZ GARCÍA
SECRETARY	MR. FRANCISCO JAVIER LOPEZ SEGURA
ALTERNATE SECRETARY	MR. ENRIQUE EDUARDO GREEN VERA

(4)

English Translation

[Letterhead of Grupo Posadas]

April 25, 2002

NATIONAL BANKING AND SECURITIES COMMISSION

Dear Sirs:

I hereby inform you that the Books of Minutes of General Shareholders' Meetings and of the Board of Director's Meetings, the Registry of Shareholders and the Registry of Increase and Decrease of Capital Stock, of Grupo Posadas, S.A. de C.V., are in order and updated.

Sincerely,

[signature]

Lic. Francisco Javier Lopez Segura
Secretary of the Board of Directors

English Translation

[Letterhead of Grupo Posadas]

April 25, 2002

MEXICAN STOCK EXCHANGE

Dear Sirs:

I hereby inform you that the Books of Minutes of General Shareholders' Meetings and of the Board of Director's Meetings, the Registry of Shareholders and the Registry of Increase and Decrease of Capital Stock, of Grupo Posadas, S.A. de C.V., are in order and updated.

Sincerely,

[signature]

Lic. Francisco Javier Lopez Segura
Secretary of the Board of Directors

Reforma Lomas 155, 11000 México, D.F. Tel.: 326-6700 Fax: 326-6701

5

English Translation

S.D. INDEVAL S.A. DE C.V.

POSADAS

PURSUANT TO THE PROVISIONS OF THE STOCK MARKET LAW AND THE POWERS GRANTED TO S.D. INDEVAL, S.A. DE C.V. BY ARTICLE 78 OF SUCH LAW, IT IS HEREBY DECLARED THAT, IN THE SAFE OF THIS INSTITUTION THERE EXIST, AS OF APRIL 17, 2002, SERIES A NOMINATIVE SHARES OF PROM. MEX. OF HOTELS/GPO POSADAS, S.A. DE C.V., WHICH CORRESPOND TO THE CLIENTS ON THE FOLLOWING LIST IN PROPORTIONS AS INDICATED:

CLIENT	NUMBER OF SHARES	
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	15,000	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA.	57,798,071	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA	53,765,438	T
IXE CASA DE BOLSA S.A DE C.V IXE GRUPO FINANCIERO	38,000.00	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	66,246.554	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	2,500.00	T
VALORES MEXICANOS, CASA DE CAMBIO, S.A. DE C.V.	35,000	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	540.304	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	3,000	P
IINVERSORA BURSÁTIL S.A DE C.V CASA DE BOLSA GRUPO FINANCIERO IMBURSA	285	T
CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA BANCOMER	4,000	T

CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA BANCOMER	36	P
INVEX CASA DE BOLSA S.A DE C.V., INVEX GRUPO FINANCIERO	21,824.634	T
INVEX CASA DE BOLSA S.A DE C.V., INVEX GRUPO FINANCIERO	7,817.459	T
INVEX CASA DE BOLSA S.A DE C.V., INVEX GRUPO FINANCIERO	21,824.634	T
INVEX CASA DE BOLSA S.A DE C.V., INVEX GRUPO FINANCIERO	7,817.459	T
ING BARIING (MEXICO) S.A DE C.V CASA DE BOLSA. ING. BARING GRUPO FINANCIERO(MEXICO) S.A. DE C.V.	43,100	T
CASA DE BOLSA SANTANDER MEXICANO, S.A. DE C.V. GRUPO FINANCIERO SANTANDER MEXICANO	19,025,603	T
CASA DE BOLSA SANTANDER SERFIN S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	33,661,064	T
CASA DE BOLSA SANTANDER SERFIN S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	4,375.000	T
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	45,940.718	T
NACIONAL FINANCIERA, S.N.C. INSTITUCION DE BANCA DE DESARROLLO	37,017,713	T
	369,587,376	

THE CLIENTS LISTED ABOVE WERE GIVEN RECEIPTS EVIDENCING THEIR HOLDINGS IN ORDER THAT THEY MAY EXERCISE THEIR RIGHT TO ATTEND THE ------------- EXTRAO R D I N A R Y ----------MEETING THAT WILL BE HELD ON APRIL 25, 2002.

SUCH NOTICES SHALL BE ACCOMPANIED BY A SHAREHOLDERS LIST.

[illegible signature]

CP. JESUS MONDRAGON OSORIO
ASSISTANT MANAGER OF CUSTODY AND MANAGEMENT

English Translation

S.D. INDEVAL S.A. DE C.V.

POSADAS

PURSUANT TO THE PROVISIONS OF THE STOCK MARKET LAW AND THE POWERS GRANTED TO S.D. INDEVAL, S.A. DE C.V. BY ARTICLE 78 OF SUCH LAW, IT IS HEREBY DECLARED THAT, IN THE SAFE OF THIS INSTITUTION THERE EXIST, AS OF APRIL 17, 2002, SERIES A NOMINATIVE SHARES OF PROM. MEX. OF HOTELS/GPO POSADAS, S.A. DE C.V., WHICH CORRESPOND TO THE CLIENTS ON THE FOLLOWING LIST IN PROPORTIONS AS INDICATED:

CLIENT	NUMBER OF SHARES	
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	15,000	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA.	57,798,071	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA	53,765,438	T
IXE CASA DE BOLSA S.A DE C.V IXE GRUPO FINANCIERO	38,000.00	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	66,246.554	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	2,500.00	T
VALORES MEXICANOS, CASA DE CAMBIO, S.A. DE C.V.	35,000	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	540.304	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	3,000	P
IINVERSORA BURSÁTIL S.A DE C.V CASA DE BOLSA GRUPO FINANCIERO IMBURSA	285	T
CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA	4,000	T

BANCOMER CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA BANCOMER	36	P
ING BARIING (MEXICO) S.A DE C.V CASA DE BOLSA. ING. BARING GRUPO FINANCIERO(MEXICO) S.A. DE C.V.	43,100	T
CASA DE BOLSA SANTANDER SERFIN S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	33,661,064	T
CASA DE BOLSA SANTANDER SERFIN S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	4,375.000	T
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	45,940.718	T
NACIONAL FINANCIERA, S.N.C. INSTITUCION DE BANCA DE DESARROLLO	37,017,713	T
	369,587,376	

THE CLIENTS LISTED ABOVE WERE GIVEN RECEIPTS EVIDENCING THEIR HOLDINGS IN ORDER THAT THEY MAY EXERCISE THEIR RIGHT TO ATTEND THE ------------ O R D I N A R Y ----------MEETING THAT WILL BE HELD ON APRIL 25, 2002.

SUCH NOTICES SHALL BE ACCOMPANIED BY A SHAREHOLDERS LIST.

[illegible signature]

CP. JESUS MONDRAGON OSORIO
ASSISTANT MANAGER OF CUSTODY AND MANAGEMENT

English Translation

S.D. INDEVAL S.A. DE C.V.

POSADAS

PURSUANT TO THE PROVISIONS OF THE STOCK MARKET LAW AND THE POWERS GRANTED TO S.D. INDEVAL, S.A. DE C.V. BY ARTICLE 78 OF SUCH LAW, IT IS HEREBY DECLARED THAT, IN THE SAFE OF THIS INSTITUTION THERE EXIST, AS OF APRIL 17, 2002, SERIES L NOMINATIVE SHARES OF PROM. MEX. OF HOTELS/GPO POSADAS, S.A. DE C.V., WHICH CORRESPOND TO THE CLIENTS ON THE FOLLOWING LIST IN PROPORTIONS AS INDICATED:

CLIENT	NUMBER OF SHARES	
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	19,200	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA.	18,317.046	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA	5,457.00	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA	24,295.469	T
BURSAMEX S.A DE C.V CASA DE BOLSA GRUPO FINANCIERO DEL SURESTE	.761	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	42,600	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	7,965.000	T
VALORES MEXICANOS, CASA DE CAMBIO, S.A. DE C.V.	2,026	T
MONEX CASA DE BOLSA S.A DE C.V	400,000	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	26,100	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	4,000	P
VALUE S.A DE C.V CASA DE BOLSA GRUPO	50,000	T

FINANCIERO FINA VALUE		
IINVERSORA BURSÁTIL S.A DE C.V CASA DE BOLSA GRUPO FINANCIERO IMBURSA	2,743,000	T
IINVERSORA BURSÁTIL S.A DE C.V CASA DE BOLSA GRUPO FINANCIERO IMBURSA	20,000	T
MULTIVALORES CASA DE BOLSA S.A DE C.V MULTIVA GRUPO FINANCIERO	298,500	T
CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA BANCOMER	11,000	T
CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA BANCOMER	75,000	T
VECTOR CASA DE BOLSA, S.A DE C.V	11,000	T
INVEX CASA DE BOLSA S.A DE C.V., INVEX GRUPO FINANCIERO	60,000	T
ING BARIING (MEXICO) S.A DE C.V CASA DE BOLSA. ING. BARING GRUPO FINANCIERO(MEXICO) S.A. DE C.V.	169,300	T
CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	297,819	T
CASA DE BOLSA SANTANDER SERFIN S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	226,000	T
BBVA BANCOMER S.A INSTITUCIÓN DE BANCA MÚLTIPLE. GRUPO FINANCIERO BBVA BANCOMER	400,637	T
BBVA BANCOMER S.A INSTITUCIÓN DE BANCA MÚLTIPLE. GRUPO FINANCIERO BBVA BANCOMER	52,000	T
BBVA BANCOMER S.A INSTITUCIÓN DE BANCA MÚLTIPLE. GRUPO FINANCIERO BBVA BANCOMER	731,925	T
BANCO SANTANDER MEXICANO, S.A INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO SANTANDER SERFIN	8,122	T
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	10,609.283	T
BANCO J.P. MORGAN S.A INSTITUCIÓN DE BANCA MÚLTIPLE J.P MORGAN GRUPO FINANCIERO	6,013.800	T
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	7,291.132	T
	85,597,726	

THE CLIENTS LISTED ABOVE WERE GIVEN RECEIPTS EVIDENCING THEIR HOLDINGS IN ORDER THAT THEY MAY EXERCISE THEIR RIGHT TO ATTEND THE ------------- SPECIAL SHAREHOLDERS ----------MEETING THAT WILL BE HELD ON APRIL 25, 2002.

SUCH NOTICES SHALL BE ACCOMPANIED BY A SHAREHOLDERS LIST.

[illegible signature]

CP. JESUS MONDRAGON OSORIO
ASSISTANT MANAGER OF CUSTODY AND MANAGEMENT

English Translation

S.D. INDEVAL S.A. DE C.V.

POSADAS

PURSUANT TO THE PROVISIONS OF THE STOCK MARKET LAW AND THE POWERS GRANTED TO S.D. INDEVAL, S.A. DE C.V. BY ARTICLE 78 OF SUCH LAW, IT IS HEREBY DECLARED THAT, IN THE SAFE OF THIS INSTITUTION THERE EXIST, AS OF JULY 3, 2001, SERIES A NOMINATIVE SHARES OF PROM. MEX. OF HOTELS/GPO POSADAS, S.A. DE C.V., WHICH CORRESPOND TO THE CLIENTS ON THE FOLLOWING LIST IN PROPORTIONS AS INDICATED:

CLIENT	NUMBER OF SHARES	
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	15,000	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA.	61,765,971	T
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA	52,222,038	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	59,382,609	T
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SOCTIABANK INVERLAT	5,000,000	T
VALORES MEXICANOS, CASA DE CAMBIO, S.A. DE C.V.	35,000	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	740,462	T
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLANTICO	3,000	P
INTERACCIONES CASA DE BOLSA S.A DE C.V GRUPO FINANCIERO INTERACCIONES	6,400,000	T
IINVERSORA BURSÁTIL S.A DE C.V CASA DE BOLSA GRUPO FINANCIERO IMBURSA	285	T
CASA DE BOLSA GRUPO FINANCIERO BANCOMER S.A DE C.V., GRUPO FINANCIERO BBVA	4,000	T

BANCOMER		
VECTOR CASA DE BOLSA, S.A DE C.V	14,690,573	T
ING BARIING (MEXICO) S.A DE C.V CASA DE BOLSA. ING. BARING GRUPO FINANCIERO(MEXICO) S.A. DE C.V.	43,100	T
CASA DE BOLSA SANTANDER MEXICANO S.A DE C.V. GRUPO FINANCIERO SANTANDER MEXICANO	35,547,303	T
CASA DE BOLSA SANTANDER MEXICANO S.A DE C.V. GRUPO FINANCIERO SANTANDER MEXICANO	12,459,126	T
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	45,405,518	T
NACIONAL FINANCIERA, S.N.C. INSTITUCIÓN DE BANCA DE DESARROLLO.	37,886,391	T
	331,600,376	

THE CLIENTS LISTED ABOVE WERE GIVEN RECEIPTS EVIDENCING THEIR HOLDINGS IN ORDER THAT THEY MAY EXERCISE THEIR RIGHT TO ATTEND THE ------------- EXTRAO R D I N A R Y ----------MEETING THAT WILL BE HELD ON JULY 11, 2001.

SUCH NOTICES SHALL BE ACCOMPANIED BY A SHAREHOLDERS LIST.

[illegible signature]

CP. JESUS MONDRAGON OSORIO
ASSISTANT MANAGER OF CUSTODY AND MANAGEMENT